UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2, 2018

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Half-year Report dated 2 August 2018

__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: August 2, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays Bank PLC
Interim Results Announcement

30 June 2018

Table of Contents

Results Announcement	Page
Notes	1
Financial Review	2-3
Risk Management
● Risk Management and Principal Risks	4
● Treasury and Capital Risk	5-6
● Credit Risk	7
● Market Risk	8
Statement of Directors’ Responsibilities	9
Independent Review Report to Barclays Bank PLC	10
Condensed Consolidated Financial Statements	11-16
Financial Statement Notes	17-56
Other Information	57

BARCLAYS BANK PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 1026167.

Notes

The term Barclays Bank Group refers to Barclays Bank PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2018 to the corresponding six months of 2017 and balance sheet analysis as at 30 June 2018 with comparatives relating to 31 December 2017. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the date these interim results were approved.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/results.

The information in this announcement, which was approved by the Board of Directors on 1 August 2018, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2017, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the SEC as soon as practicable following their publication. Once furnished with the SEC, copies of the Form 6-K will also be available from the Barclays Investor Relations website at home.barclays/results and from the SEC’s website at www.sec.gov.

Barclays Bank Group is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, the Barclays Bank Group expects that from time to time over the coming half year it will meet with investors globally to discuss these results and other matters relating to the Barclays Bank Group.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Bank Group. Barclays Bank Group cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Bank Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, IFRS 9 impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including the implementation of IFRS 9, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Barclays Bank Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the exercise by the United Kingdom of Article 50 of the Treaty of Lisbon and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Bank Group’s control. As a result, the Barclays Bank Group’s actual future results and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Barclays Bank Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Bank Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2017), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Review

Barclays Bank Group results
for the half year ended	30.06.18	30.06.17
	£m	£m	% Change
Total income	7,253	7,301	(1)
Credit impairment charges and other provisions	(156)	(656)	76
Net operating income	7,097	6,645	7
Operating expenses excluding litigation and conduct	(4,757)	(5,111)	7
Litigation and conduct	(1,627)	(48)
Operating expenses	(6,384)	(5,159)	(24)
Other net income	12	245	(95)
Profit before tax	725	1,731	(58)
Tax charge	(378)	(430)	12
Profit after tax in respect of continuing operations	347	1,301	(73)
Loss after tax in respect of discontinued operations1	(47)	(2,030)	98
Non-controlling interests in respect of continuing operations	1	(2)
Non-controlling interests in respect of discontinued operations1	-	(140)
Other equity instrument holders	(310)	(301)	(3)
Attributable loss	(9)	(1,172)	99

1
Barclays Bank PLC transferred its UK banking business on 1 April 2018 to Barclays Bank UK PLC. Results relating to the UK banking business for the three months ended 31 March 2018 and for the six months ended 30 June 2017 have been reported as a discontinued operation. The comparative period also included results relating to Barclays Africa Group Limited (BAGL) for the five months ended 31 May 2017.

Barclays Bank Group performance

Overview

Barclays Bank PLC consists of the Corporate and Investment Bank (CIB), Consumer, Cards and Payments and Head Office. Following the court approval of the ring-fencing transfer scheme in March 2018, the UK banking business largely comprising Personal Banking, Barclaycard Consumer UK and Business Banking was transferred to Barclays Bank UK PLC on 1 April 2018, to meet the regulatory ring-fencing requirement in accordance with the Financial Services (Banking Reform) Act 2013 and related legislation.

Income statement

●
Profit before tax decreased 58% to £725m driven by a loss in Head Office of £1,887m (H117: £222m) due to a settlement relating to Residential Mortgage-Backed Securities (RMBS) with the US Department of Justice (DoJ) and a 27% reduction in Consumer, Cards and Payments to £677m. This was partially offset by a 16% increase in CIB to £1,935m and the non-recurrence of losses associated with the former Non-Core division, which was closed on 1 July 2017

●	The 10% depreciation of average USD against GBP adversely impacted profits and income, and positively impacted credit impairment charges and operating expenses
●	Total income decreased 1% to £7,253m
	–	CIB income remained broadly flat at £5,373m (H117: £5,384m) as Markets income increased 9%, offset by a decrease in Banking income of 5%
–
Consumer, Cards and Payments income decreased 11% to £2,137m driven by the non-recurrence of a £192m gain relating to an asset sale in US cards and a £74m valuation gain on Barclays Bank’s preference shares in Visa Inc. in H117, partially offset by continued underlying growth in US cards and a £53m gain on sale of a US cards portfolio in H118

–
Head Office income decreased to an expense of £257m (H117: income of £46m) driven by hedge accounting, partially offset by a one-off gain of £155m from the settlement of receivables relating to the Lehman Brothers acquisition

●	Credit impairment charges decreased 76% to £156m including portfolio adjustments as IFRS 9 continues to embed
	–	CIB credit impairment charges decreased to a release of £182m (H117: charge of £50m) primarily due to single name recoveries and updated macroeconomic forecasts
–
Consumer, Cards and Payments credit impairment charges decreased 40% to £343m reflecting improved macroeconomic forecasts in the US, the impact of repositioning of the US cards portfolio towards a lower risk mix and repayment of certain US card balances following higher than expected seasonality

●	Operating expenses increased 24% to £6,384m
–
CIB operating expenses decreased 4% to £3,628m driven by the reduction of restructuring and structural reform costs, and the reduced impact of the change in compensation awards introduced in Q416, partially offset by continued investment

–
Consumer, Cards and Payments operating expenses increased 13% to £1,134m including continued growth and investment, primarily within the US cards and merchant acquiring businesses, and higher litigation and conduct charges

	–	Head Office operating expenses increased to £1,622m (H117: £101m) due to increased litigation and conduct costs, including a settlement of £1.4bn relating to RMBS with the US DoJ
●
Other net income decreased to £12m (H117: £245m) due to the non-recurrence of a gain of £109m on the sale of Barclays Bank’s share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan in H117

●
Loss after tax in respect of discontinued operations of £47m (H117: £2,030m) included the results for the three months ended 31 March 2018 relating to the UK banking business that was transferred to Barclays Bank UK PLC. H117 included results relating to BAGL and the UK banking business

●
The effective tax rate increased to 52.1% (H117: 24.8%) mainly due to litigation and conduct costs which are non-deductible for tax purposes. This was partially offset by the reduction in the US federal corporate income tax rate under the US Tax Cuts and Jobs Act and the beneficial impact of adjustments to prior periods that have been recognised in H118

Balance sheet

●	Loans and advances at amortised cost decreased £189.8bn to £134.8bn due to the disposal of the UK banking business to Barclays Bank UK PLC and the impact of IFRS 9
●
Derivative financial instrument assets and liabilities decreased £9.0bn to £229.0bn and £13.3bn to £225.1bn respectively, due to an increase in major interest rate forward curves and the adoption of daily settlement under the London Clearing House (LCH), partially offset by increased foreign exchange derivative volumes

●
Financial assets at fair value through the income statement increased £26.2bn to £142.4bn primarily due to the impact of IFRS 9 and increased reverse repurchase agreements activity. This was partially offset by the disposal of the UK banking business to Barclays Bank UK PLC

●	Deposits at amortised cost decreased £205.2bn to £194.0bn, primarily due to the disposal of the UK banking business to Barclays Bank UK PLC and the impact of IFRS 9

Other matters

●
In H118 Barclays reached a settlement with the US DoJ to resolve the civil complaint brought by the DoJ in December 2016 relating to RMBS sold by Barclays between 2005 and 2007. Barclays paid a civil monetary penalty of $2,000m (£1,420m) in H118

●
On 21 May 2018 Barclays announced that the Crown Court had dismissed all of the charges that had been brought by the Serious Fraud Office (SFO) against Barclays PLC and Barclays Bank PLC regarding matters which arose in the context of Barclays’ capital raisings in 2008. On 23 July 2018 the SFO made an application to the High Court seeking to reinstate against Barclays PLC and Barclays Bank PLC all of the charges dismissed by the Crown Court. Barclays intends to defend the application brought by the SFO

●
On 1 August 2018 Barclays Bank PLC transferred the equity ownership of its subsidiary Barclays Africa Group Holdings Limited (BAGHL) to Barclays PLC through a dividend in specie. Accordingly, BAGHL ceased to be a subsidiary of Barclays Bank PLC and became a direct subsidiary of the ultimate parent, Barclays PLC. The value of this dividend, representing the historic cost of investment of Barclays PLC in BAGHL and its subsidiaries, was £269m

Risk Management

Risk management and Principal Risks

The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in Barclays Bank Group are defined in the Barclays Group’s Enterprise Risk Management Framework. The purpose of the framework is to identify the Principal Risks of the Barclays Group, the process by which the Barclays Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking. The Barclays Group framework identifies eight Principal Risks: Credit risk; Market risk; Treasury and Capital risk; Operational risk; Conduct risk; Reputation risk; Model risk; and Legal risk. Further detail on these risks and how they are managed is available in the Barclays Bank PLC Annual Report 2017 available at home.barclays/annualreport. There have been no significant changes to these Principal Risks in the period nor are any expected for the remaining six months of the financial year.

The following section gives an overview of Treasury and Capital risk, Credit risk and Market risk for the period.

Treasury and Capital Risk

Capital and leverage

Barclays Bank PLC is currently regulated by the Prudential Regulation Authority (PRA) on a solo-consolidated basis. Barclays Bank PLC solo-consolidated comprises Barclays Bank PLC plus certain additional subsidiaries, subject to PRA approval. The disclosures below provide key capital metrics for Barclays Bank PLC solo-consolidated with further information on its risk profile included in the Barclays PLC Pillar 3 Report H1 2018.

Capital ratios1,2,3	As at 30.06.18
Common equity tier 1 (CET1)	13.0%
Tier 1 (T1)	17.6%
Total regulatory capital	21.9%

Capital resources	£bn
CET1 capital	24.3
T1 capital0	33.0
Total regulatory capital0	41.0

Total risk weighted assets (RWAs)1	187.6

Capital Requirements Regulation (CRR) leverage ratio1
CRR leverage ratio	4.1%
T1 capital	33.0
CRR leverage exposure	808

1
Capital, RWAs and leverage are calculated applying the transitional arrangements of the CRR. This includes IFRS 9 transitional arrangements and the grandfathering of CRR non-compliant capital instruments.

2	The fully loaded CET1 ratio was 12.2%, with £22.4bn of CET1 capital and £184.5bn of RWAs, calculated without applying the transitional arrangements of the CRR.
3
The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC Tier 2 Contingent Capital Notes, was 13.0%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Funding and liquidity

Barclays Bank Group has adopted the Barclays Group liquidity risk management policies. The Barclays Bank PLC Board sets the liquidity risk appetite (LRA) based on the internal liquidity risk model and external regulatory requirements, namely the liquidity coverage ratio (LCR). The Treasury and Capital risk function is responsible for the management and governance of the liquidity risk mandate defined by the Barclays Bank PLC Board and the production of the internal liquidity adequacy assessment process (ILAAP). Treasury has the primary responsibility for managing liquidity risk within the set LRA.

For the purpose of liquidity management, Barclays Bank PLC and its subsidiary Barclays Capital Securities Limited, a UK broker dealer entity, are monitored on a combined basis by the PRA under a Domestic Liquidity Sub-Group (Barclays Bank PLC DoLSub) arrangement.

The liquidity risk stress tests assess the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The scenarios include a 30 day Barclays specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event. Barclays Bank Group maintains a range of management actions for use in a liquidity stress, which are documented in the Barclays Group recovery plan.

As at 30 June 2018, Barclays Bank PLC DoLSub held eligible liquidity assets in excess of 100% of the net stress outflows to their internal and regulatory requirements. The proportion of the liquidity pool between cash and deposits with central banks, government bonds and other eligible securities is broadly similar to the Barclays Group. A significant portion of the liquidity pool is located in Barclays Bank PLC. The residual portion of the liquidity pool, which is predominantly in the US subsidiaries, is held against entity-specific stress outflows and local regulatory requirements.

As at
30.06.18
£bn
Barclays Bank Group liquidity pool	171

%
Barclays Bank PLC DoLSub CRD IV liquidity coverage ratio	145

Credit Risk

Barclays Bank PLC has adopted IFRS 9, Financial Instruments effective from 1 January 2018 which has resulted in key changes to the classification and measurement of financial assets, and the quantification of impairment allowances based on expected credit losses (ECLs).

The disclosure of the accounting policies, key concepts and judgements used in the application of expected loss methodology is included in Note 1, Basis of preparation on pages 17 to 22. Disclosures relating to the initial application of IFRS 9 and the impact of the transition from IAS 39, Financial Instruments: Recognition and Measurement to IFRS 9 is included in Note 19, Transition disclosures on pages 53 to 55. The information as at 31 December 2017 on an IAS 39 basis is not directly comparable and hence not disclosed.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.06.181	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total1
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	11,407	767	96	185	1,048	1,212	13,667
Credit cards, unsecured loans and other retail lending	24,334	6,661	447	386	7,494	1,860	33,688
Corporate loans	81,261	8,104	392	566	9,062	1,087	91,410
Total	117,002	15,532	935	1,137	17,604	4,159	138,765

Impairment allowance
Home loans	38	34	13	10	57	290	385
Credit cards, unsecured loans and other retail lending	271	898	126	154	1,178	1,306	2,755
Corporate loans	90	238	10	12	260	455	805
Total	399	1,170	149	176	1,495	2,051	3,945

Net exposure
Home loans	11,369	733	83	175	991	922	13,282
Credit cards, unsecured loans and other retail lending	24,063	5,763	321	232	6,316	554	30,933
Corporate loans	81,171	7,866	382	554	8,802	632	90,605
Total	116,603	14,362	786	961	16,109	2,108	134,820

Coverage ratio	%	%	%	%	%	%	%
Home loans	0.3	4.4	13.5	5.4	5.4	23.9	2.8
Credit cards, unsecured loans and other retail lending	1.1	13.5	28.2	39.9	15.7	70.2	8.2
Corporate loans	0.1	2.9	2.6	2.1	2.9	41.9	0.9
Total	0.3	7.5	15.9	15.5	8.5	49.3	2.8

1
Other financial assets on balance sheet subject to impairment not included in the table above, include cash collateral and settlement balances and financial assets at fair value through other comprehensive income.  These have a total gross exposure of £143.7bn and impairment allowance of £7m. In addition, there are off-balance sheet loan commitments and financial guarantee contracts with a gross exposure of £263.7bn and provision of £202m.

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR is calculated with a one-day holding period.

Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.

Management VaR (95%) by asset class1

	Half year ended 30.06.18			Half year ended 31.12.17			Half year ended 30.06.17
	Average	High2	Low2	Average	High2	Low2	Average	High2	Low2
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	11	16	8	10	17	8	13	18	10
Interest rate risk	9	18	4	8	15	5	7	15	4
Equity risk	7	12	4	8	12	4	8	14	4
Basis risk	5	7	4	5	6	3	5	6	4
Spread risk	5	9	3	5	8	3	4	6	3
Foreign exchange risk	3	7	2	4	7	2	3	5	2
Commodity risk	1	2	-	2	3	1	2	3	1
Inflation risk	3	4	2	2	3	2	2	4	1
Diversification effect	(24)	n/a	n/a	(26)	n/a	n/a	(24)	n/a	n/a
Total management VaR	20	27	15	18	24	14	20	26	17

1	Includes the UK banking business and BAGL for the three months ended 31 March 2018 and for the comparative periods.
2
The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average management VaR was largely stable when compared to H217.

Statement of Directors’ Responsibilities

Each of the Directors (the names of whom are set out below) confirm that to the best of their knowledge, the condensed consolidated interim financial statements set out on pages 11 to 16 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as adopted by the European Union (EU), and that the interim management report herein includes a fair review of the information required by Disclosure Guidance and Transparency Rules 4.2.7R and 4.2.8R namely:

●
an indication of important events that have occurred during the six months ended 30 June 2018 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year

●
any related party transactions in the six months ended 30 June 2018 that have materially affected the financial position or performance of Barclays Bank Group during that period and any changes in the related party transactions described in the last Annual Report that could have a material effect on the financial position or performance of Barclays Bank Group in the six months ended 30 June 2018.

Signed on 1 August 2018 on behalf of the Board by

James E Staley Barclays Bank Group Chief Executive	Tushar Morzaria Barclays Bank Group Chief Financial Officer

Barclays Bank PLC Board of Directors:

Chairman Sir Gerry Grimstone	Executive Directors James E Staley Tushar Morzaria Tim Throsby	Non-executive Directors Peter Bernard Helen Keelan Maria Richter Jeremy Scott Alex Thursby Hélène Vletter-van Dort

Independent Review Report to Barclays Bank PLC

Conclusion

We have been engaged by the company to review the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2018 which comprises:

●	the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●	the condensed consolidated balance sheet as at 30 June 2018;
●	the condensed consolidated statement of changes in equity for the period then ended;
●	the condensed consolidated cash flow statement for the period then ended; and
●	the related explanatory notes

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2018 is not prepared, in all material respects, in accordance with IAS 34, Interim Financial Reporting as adopted by the EU and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Interim Results Announcement and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors’ responsibilities

The Interim Results Announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Results Announcement in accordance with the DTR of the UK FCA.

As disclosed in Note 1, Basis of preparation, the annual financial statements of the Barclays Bank Group are prepared in accordance with International Financial Reporting Standards as adopted by the EU. The directors are responsible for preparing the condensed set of financial statements included in the Interim Results Announcement in accordance with IAS 34 as adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the Interim Results Announcement based on our review.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

KPMG LLP
Chartered Accountants
15 Canada Square
London, E14 5GL

1 August 2018

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
		Half year ended	Half year ended
		30.06.18	30.06.17
Continuing operations	Notes1	£m	£m
Net interest income		1,501	2,097
Net fee and commission income	5	2,862	3,021
Net trading income		2,319	1,685
Net investment income		494	468
Other income		77	30
Total income		7,253	7,301
Credit impairment charges and other provisions		(156)	(656)
Net operating income		7,097	6,645

Staff costs		(2,438)	(2,205)
Administration and general expenses		(3,946)	(2,954)
Operating expenses		(6,384)	(5,159)

Profit on disposal of undertakings and share of results of associates and joint ventures		12	245
Profit before tax		725	1,731
Tax charge	6	(378)	(430)
Profit after tax in respect of continuing operations		347	1,301
Loss after tax in respect of discontinued operations	3	(47)	(2,030)
Profit/(loss) after tax		300	(729)

Attributable to:
Equity holders of the parent		(9)	(1,172)
Other equity instrument holders		310	301
Total equity holders of the parent		301	(871)
Non-controlling interests in respect of continuing operations	7	(1)	2
Non-controlling interests in respect of discontinued operations	7	-	140
Profit/(loss) after tax		300	(729)

1	For notes to the Financial Statements see pages 17 to 56.

Condensed consolidated statement of comprehensive income (unaudited)

		Half year ended	Half year ended
		30.06.18	30.06.17
	Notes1	£m	£m
Profit/(loss) after tax		300	(729)
Profit after tax in respect of continuing operations		347	1,301
Loss after tax in respect of discontinued operations		(47)	(2,030)

Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations2:
Currency translation reserve	15	350	(629)
Available for sale reserve3	15	-	96
Fair value through other comprehensive income reserve3	15	(221)	-
Cash flow hedging reserve	15	(403)	(382)
Other		10	14
Other comprehensive loss that may be recycled to profit or loss from continuing operations		(264)	(901)

Other comprehensive income/(loss) not recycled to profit or loss from continuing operations2:
Retirement benefit remeasurements	12	(54)	(29)
Fair value through other comprehensive income reserve3	15	(267)	-
Own credit	15	(73)	22
Other comprehensive loss not recycled to profit or loss from continuing operations		(394)	(7)

Other comprehensive loss for the period from continuing operations		(658)	(908)

Other comprehensive (loss)/income for the period from discontinued operations	3	(3)	1,301

Total comprehensive income/(loss) for the period:
Total comprehensive (loss)/income for the period, net of tax from continuing operations		(311)	393
Total comprehensive loss for the period, net of tax from discontinued operations	3	(50)	(729)
Total comprehensive loss for the period		(361)	(336)

Attributable to:
Equity holders of the parent		(360)	(446)
Non-controlling interests		(1)	110
Total comprehensive loss for the period		(361)	(336)

1	For notes to the Financial Statements see pages 17 to 56.
2	Reported net of tax.
3	Following the adoption of IFRS 9, Financial Instruments on 1 January 2018, the fair value through other comprehensive income reserve was introduced replacing the available for sale reserve.

Condensed consolidated balance sheet (unaudited)
		As at	As at
		30.06.182	31.12.173
Assets	Notes1	£m	£m
Cash and balances at central banks		121,800	171,036
Cash collateral and settlement balances		91,549	77,172
Loans and advances at amortised cost		134,820	324,590
Reverse repurchase agreements and other similar secured lending		533	12,546
Trading portfolio assets		116,554	113,755
Financial assets at fair value through the income statement		142,443	116,282
Derivative financial instruments		229,002	237,987
Financial investments		-	58,963
Financial assets at fair value through other comprehensive income		53,302	-
Investments in associates and joint ventures		713	718
Goodwill and intangible assets		1,330	4,885
Property, plant and equipment		951	1,519
Current tax assets	6	1,272	376
Deferred tax assets	6	3,247	3,352
Retirement benefit assets	12	1,124	966
Other assets		2,944	4,003
Assets included in disposal groups classified as held for sale	3	1,761	1,193
Total assets		903,345	1,129,343

Liabilities
Deposits at amortised cost		193,990	399,189
Cash collateral and settlement balances		85,448	68,143
Repurchase agreements and other similar secured borrowing		8,645	40,338
Debt securities in issue		57,905	69,386
Subordinated liabilities	10	17,190	24,193
Trading portfolio liabilities		45,965	37,352
Financial liabilities designated at fair value		212,393	173,718
Derivative financial instruments		225,089	238,345
Current tax liabilities	6	667	494
Retirement benefit liabilities	12	265	287
Other liabilities		4,601	8,862
Provisions	11	1,233	3,302
Liabilities included in disposal groups classified as held for sale	3	1,762	-
Total liabilities		855,153	1,063,609

Equity
Called up share capital and share premium	13	14,453	14,453
Other reserves	15	3,071	3,808
Retained earnings		23,754	38,490
Shareholders' equity attributable to ordinary shareholders of the parent		41,278	56,751
Other equity instruments	14	6,912	8,982
Total equity excluding non-controlling interests		48,190	65,733
Non-controlling interests	7	2	1
Total equity		48,192	65,734

Total liabilities and equity		903,345	1,129,343

1	For notes to the Financial Statements see pages 17 to 56.
2
Does not include the UK banking business which was transferred on 1 April 2018 to Barclays Bank UK PLC. For details of the disposal of the business, refer to Note 2, Disposal of business and transfer of ownership of subsidiary on pages 23 to 24.

3
Barclays Bank Group introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018. Further detail on the adoption of new accounting policies can be found in Note 1, Basis of preparation on pages 17 to 22, within Note 19, Transition disclosures on pages 53 to 55 and the Credit risk disclosures on page 7.

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Half year ended 30.06.18	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2017	14,453	8,982	3,808	38,490	65,733	1	65,734
Effects of changes in accounting policies			(136)	(2,014)	(2,150)		(2,150)
Balance as at 1 January 2018	14,453	8,982	3,672	36,476	63,583	1	63,584
Continuing operations
Profit after tax	-	310	-	38	348	(1)	347
Currency translation movements	-	-	350	-	350	-	350
Fair value through other comprehensive income reserve	-	-	(488)	-	(488)	-	(488)
Cash flow hedges	-	-	(403)	-	(403)	-	(403)
Retirement benefit remeasurements	-	-	-	(54)	(54)	-	(54)
Own credit	-	-	(73)	-	(73)	-	(73)
Other	-	-	-	10	10	-	10
Total comprehensive income net of tax from continuing operations	-	310	(614)	(6)	(310)	(1)	(311)
Total comprehensive income net of tax from discontinued operations	-	-	(3)	(47)	(50)	-	(50)
Total comprehensive income for the period	-	310	(617)	(53)	(360)	(1)	(361)
Issue and exchange of other equity instruments	-	-	-	-	-	-	-
Equity settled share schemes	-	-	-	208	208	-	208
Other equity instruments coupons paid	-	(310)	-	84	(226)	-	(226)
Vesting of employee share schemes	-	-	-	(421)	(421)	-	(421)
Dividends paid	-	-	-	(14,274)	(14,274)	-	(14,274)
Capital contribution from Barclays PLC	-	-	-	2,000	2,000	-	2,000
Net equity impact of UK banking business disposal	-	(2,070)	16	(236)	(2,290)	-	(2,290)
Other movements	-	-	-	(30)	(30)	2	(28)
Balance as at 30 June 2018	14,453	6,912	3,071	23,754	48,190	2	48,192

Half year ended 31.12.17
Balance as at 1 July 2017	14,455	7,736	4,571	39,321	66,083	84	66,167
Continuing operations							-
Profit after tax	-	338	-	(1,409)	(1,071)	2	(1,069)
Currency translation movements	-	-	(681)	-	(681)	-	(681)
Available for sale investments	-	-	333	-	333	-	333
Cash flow hedges	-	-	(392)	-	(392)	-	(392)
Retirement benefit remeasurements	-	-	-	82	82	-	82
Own credit	-	-	(33)	-	(33)	-	(33)
Other	-	-	-	(21)	(21)	-	(21)
Total comprehensive income net of tax from continuing operations	-	338	(773)	(1,348)	(1,783)	2	(1,781)
Total comprehensive income net of tax from discontinued operations	-	-	-	644	644	-	644
Total comprehensive income for the period	-	338	(773)	(704)	(1,139)	2	(1,137)
Issue and exchange of other equity instruments	-	1,246	-	-	1,246	-	1,246
Equity settled share schemes	-	-	-	550	550	-	550
Other equity instruments coupons paid	-	(338)	-	92	(246)	-	(246)
Redemption of preference shares	(2)	-	3	(209)	(208)	-	(208)
Vesting of employee share schemes	-	-	-	-	-	-	-
Dividends paid	-	-	-	(617)	(617)	-	(617)
Net equity impact of partial BAGL disposal	-	-	-	-	-	(19)	(19)
Other movements	-	-	7	57	64	(66)	(2)
Balance as at 31 December 2017	14,453	8,982	3,808	38,490	65,733	1	65,734

1	Details of share capital, other equity instruments and other reserves are shown on pages 40 to 41.
2	Details of non-controlling interests are shown on page 29.

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Half year ended 30.06.17	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2016	14,462	6,486	4,295	42,190	67,433	3,522	70,955
Effects of changes in accounting policies	-	-	(175)	175	-	-	-
Balance as at 1 January 2017	14,462	6,486	4,120	42,365	67,433	3,522	70,955
Continuing operations					-
Profit after tax	-	301	-	998	1,299	2	1,301
Currency translation movements	-	-	(628)	-	(628)	(1)	(629)
Available for sale investments	-	-	96	-	96	-	96
Cash flow hedges	-	-	(382)	-	(382)	-	(382)
Retirement benefit remeasurements	-	-	-	(29)	(29)	-	(29)
Own credit	-	-	22	-	22	-	22
Other	-	-	-	14	14	-	14
Total comprehensive income net of tax from continuing operations	-	301	(892)	983	392	1	393
Total comprehensive income net of tax from discontinued operations	-	-	1,332	(2,170)	(838)	109	(729)
Total comprehensive income for the period	-	301	440	(1,187)	(446)	110	(336)
Issue and exchange of other equity instruments	-	1,250	-	-	1,250	-	1,250
Equity settled share schemes	-	-	-	-	-	-	-
Other equity instruments coupons paid	-	(301)	-	82	(219)	-	(219)
Redemption of preference shares	(7)	-	11	(1,134)	(1,130)	-	(1,130)
Vesting of employee share schemes	-	-	-	(78)	(78)	-	(78)
Dividends paid	-	-	-	(299)	(299)	(173)	(472)
Net equity impact of partial BAGL disposal	-	-	-	(359)	(359)	(3,443)	(3,802)
Other movements	-	-	-	(69)	(69)	68	(1)
Balance as at 30 June 2017	14,455	7,736	4,571	39,321	66,083	84	66,167

1	Details of share capital, other equity instruments and other reserves are shown on pages 40 to 41.
2	Details of non-controlling interests are shown on page 29.

Condensed consolidated cash flow statement (unaudited)
		Half year ended	Half year ended
		30.06.18	30.06.17
Continuing operations	Note1	£m	£m
Profit before tax		725	1,731
Adjustment for non-cash items		2,240	1,768
Changes in operating assets and liabilities2		(8,925)	29,840
Corporate income tax paid		(166)	(518)
Net cash from operating activities		(6,126)	32,821
Net cash transferred as part of the UK banking business disposal		(37,331)	-
Other investing activities		(6,030)	2,240
Net cash from investing activities		(43,361)	2,240
Net cash from financing activities		(1,937)	1,057
Effect of exchange rates on cash and cash equivalents		404	(1,106)
Net (decrease)/increase in cash and cash equivalents from continuing operations		(51,020)	35,012
Net cash from discontinued operations	3	(468)	1,282
Net (decrease)/increase in cash and cash equivalents		(51,488)	36,294
Cash and cash equivalents at beginning of the period		204,452	143,932
Cash and cash equivalents at end of the period		152,964	180,226

1	For notes to the Financial Statements see pages 17 to 56.
2	Includes cash equivalents transferred as part of the UK banking business disposal.

Financial Statement Notes

1. Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2018 have been prepared in accordance with the DTR of the UK’s Financial Conduct Authority (the UK FCA) and with IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the EU. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2017, which have been prepared in accordance with IFRSs as published by the IASB and as adopted by the EU.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays Bank PLC Annual Report 2017, except as disclosed below.

1.	IFRS 9 Financial Instruments

IFRS 9, Financial Instruments, which replaced IAS 39, Financial Instruments: Recognition and Measurement, was applied effective from 1 January 2018, including the early adoption of ‘Prepayment Features with Negative Compensation (Amendments to IFRS 9)’ which was endorsed by the EU in March 2018. IFRS 9 includes an accounting policy choice to continue to apply hedge accounting in accordance with IAS 39, which Barclays Bank Group has decided to apply.

IFRS 9 was applied retrospectively by adjusting the opening balance sheet at the date of initial application, and comparative periods have not been restated.

(i)	Changes in presentation

The following voluntary changes in presentation have been made as a result of the review of accounting presentation following the adoption of IFRS 9, and is expected to provide more relevant information to the users of the financial statements. These presentational changes have no effect on the measurement of these items and therefore had no impact on retained earnings or profit for any period. The effect of these presentational changes on transition are included in the reconciliation on pages 54 to 55 and are noted below:

●
‘Items in the course of collection from other banks’ and ‘prepayments, accrued income and other assets’ are reported in ‘other assets’. Equally, ‘items in the course of collection due to other banks’ and ‘accruals, deferred income and other liabilities’ are reported in ‘other liabilities’;

●
‘Loans and advances to banks’ and ‘loans and advances to customers’ have been disaggregated and are now reported in ‘loans and advances at amortised cost’ and ‘cash collateral and settlement balances’;

●	‘Deposits from banks’ and ‘customer accounts’ have been disaggregated and are now reported in ‘deposits at amortised cost’ and ‘cash collateral and settlement balances’;
●	‘Financial assets designated at fair value’ are now reported within ‘financial assets at fair value through the income statement’;
●	The majority of available for sale assets which were previously reported in ‘financial investments’ are now reported in ‘financial assets at fair value through other comprehensive income’; and
●	Held to maturity assets which were previously reported in ‘financial investments’ are now reported in ‘loans and advances at amortised cost’.

(ii)	Application of IFRS 9

The accounting policies which have been applied effective from 1 January 2018 as a result of adopting IFRS 9 are as follows.

IFRS 9 requires financial assets to be classified on the basis of two criteria:

i)	the business model within which financial assets are managed; and
ii)	their contractual cash flow characteristics (whether the cash flows represent ‘solely payments of principal and interest’ (SPPI)).

Business models were determined on initial application of IFRS 9. Barclays Bank Group assesses the business model criteria at a portfolio level. Information that is considered in determining the applicable business model includes (i) policies and objectives for the relevant portfolio, (ii) how the performance and risks of the portfolio are managed, evaluated and reported to management, and (iii) the frequency, volume and timing of sales in prior periods, sales expectation for future periods, and the reasons for such sales.

The contractual cash flow characteristics of financial assets are assessed with reference to whether the cash flows represent SPPI. In assessing whether contractual cash flows are SPPI compliant, interest is defined as consideration primarily for the time value of money and the credit risk of the principal outstanding. The time value of money is defined as the element of interest that provides consideration only for the passage of time and not consideration for other risks or costs associated with holding the financial asset. Terms that could change the contractual cash flows so that it would not meet the condition for SPPI are considered, including: (i) contingent and leverage features, (ii) non-recourse arrangements and (iii) features that could modify the time value of money.

(iii)	Financial instruments measured at amortised cost

Financial assets that are held in a business model to collect the contractual cash flows and that contain contractual terms that give rise on specified dates to cash flows that are SPPI, are measured at amortised cost. The carrying value of these financial assets at initial recognition includes any directly attributable transaction costs.

In determining whether the business model is a ‘hold to collect’ model, the objective of the business model must be to hold the financial asset to collect contractual cash flows rather than holding the financial asset for trading or short-term profit taking purposes. While the objective of the business model must be to hold the financial asset to collect contractual cash flows this does not mean Barclays Bank Group is required to hold the financial assets until maturity. When determining if the business model objective is to collect contractual cash flows Barclays Bank Group will consider past sales and expectations about future sales.

(iv)	Financial assets measured at fair value through other comprehensive income (‘FVOCI’)

Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flows and selling, and that contain contractual terms that give rise on specified dates to cash flows that are SPPI, are measured at FVOCI. They are subsequently remeasured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognised in other comprehensive income, until the assets are sold. Upon disposal, the cumulative gains and losses in other comprehensive income are recognised in the income statement in net investment income.

In determining whether the business model is achieved by both collecting contractual cash flows and selling financial assets, it is determined that both collecting contractual cash flows and selling financial assets are integral to achieving the objective of the business model. When determining if the business model is achieved by both collecting contractual cash flows and selling financial assets, Barclays Bank Group will consider past sales and expectations about future sales.

(v)	Equity securities

For equity securities that are not held for trading, Barclays Bank Group may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income (except for dividend income which is recognised in profit or loss). Gains or losses on the derecognition of these equity securities are not transferred to profit or loss. These assets are also not subject to the impairment requirements and therefore no amounts are recycled to the income statement. Where Barclays Bank Group has not made the irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, equity securities are measured at fair value through profit or loss.

(vi)	Financial instruments designated at fair value through profit or loss

Financial assets, other than those held for trading, are classified in this category if they are so irrevocably designated at inception and the use of the designation removes or significantly reduces an accounting mismatch.

Subsequent changes in fair value are recognised in the income statement in net investment income.

Financial liabilities can be designated at fair value through profit or loss if they meet one or more of the criteria set out below and are so designated irrevocable at inception:

●	the use of the designation removes or significantly reduces an accounting mismatch;
●
when a group of financial assets and liabilities or a group of financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; or

●	where the financial liability contains one or more non-closely related embedded derivatives.

Subsequent changes in fair value are recognised in the income statement in net investment income, except if reporting it in trading income reduces an accounting mismatch.

(vii)	Financial assets at fair value through profit or loss

Financial assets that are held for trading are recognised at fair value through profit or loss.

In addition, financial assets are held at fair value through profit or loss if they do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling. Subsequent changes in fair value for these instruments are recognised in the income statement in net investment income, except if reporting it in trading income reduces an accounting mismatch.

(viii)	Derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. All derivative instruments are held at fair value through profit or loss, except for derivatives that are in a designated cash flow or net investment hedge accounting relationship. This includes terms included in a contract or financial liability (the host), which, had it been a standalone contract, would have met the definition of a derivative. If these are separated from the host, i.e. when the economic characteristics of the embedded derivative are not closely related with those of the host contract and the combined instrument is not measured at fair value through profit or loss, then they are accounted for in the same way as derivatives. For financial assets, the requirements are whether the financial asset contain contractual terms that give rise on specified dates to cash flows that are SPPI, and consequently the requirements for accounting for embedded derivatives are not applicable to financial assets.

(ix)	Impairment

Entities are required to recognise expected credit losses (ECLs) based on unbiased forward-looking information for all financial assets at amortised cost, lease receivables, debt financial assets at fair value through other comprehensive income, loan commitments and financial guarantee contracts. Intercompany exposures, including loan commitments and financial guarantee contracts, are also in scope under IFRS 9.

At the reporting date, an allowance (or provision for loan commitments and financial guarantees) is required for the 12 month ECLs. If the credit risk has significantly increased since initial recognition (Stage 1), an allowance (or provision) should be recognised for the lifetime ECLs for financial instruments for which the credit risk has increased significantly since initial recognition (Stage 2) or which are credit impaired (Stage 3).

The measurement of ECL is calculated using three main components: (i) probability of default (PD), (ii) loss given default (LGD) and (iii) the exposure at default (EAD).

The 12 month ECL is calculated by multiplying the 12 month PD, LGD and the EAD. The 12 month and lifetime PDs represent the PD occurring over the next 12 months and the remaining maturity of the instrument respectively. The EAD represents the expected balance at default, taking into account the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdowns of committed facilities. The LGD represents expected losses on the EAD given the event of default, taking into account, among other attributes, the mitigating effect of collateral value at the time it is expected to be realised and the time value of money.

Determining a significant increase in credit risk since initial recognition:

Barclays Bank Group assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments. Exposures are considered to have resulted in a significant increase in credit risk and are moved to Stage 2 when:

i)	Quantitative test

The annualised cumulative weighted average lifetime PD has increased by more than an agreed threshold relative to the equivalent at origination.

PD deterioration thresholds are defined as percentage increases, and are set at an origination score band and segment level to ensure the test appropriately captures significant increases in credit risk at all risk levels. Generally, thresholds are inversely correlated to the origination PD, i.e. as the origination PD increases, the threshold value reduces.

The assessment of materiality, i.e. at what point a PD increase is deemed ‘significant’, is based upon analysis of the portfolios’ risk profile against a common set of principles and performance metrics, incorporating expert credit judgement where appropriate.

For existing/historic exposures where origination point scores/data are no longer available or do not represent a comparable estimate of lifetime PD, a proxy origination score is defined, based upon:

●	Back-population of the approved lifetime PD score either to origination date or, where this is not feasible, as far back as possible, (subject to a data start point no later than 1 January 2015); or
●	Use of available historic account performance data and other customer information, to derive a comparable ‘proxy’ estimation of origination PD.

ii)	Qualitative test

Accounts meet the portfolio’s ‘high risk’ criteria and are subject to closer credit monitoring.

High risk customers may not be in arrears but either through an event or an observed behaviour exhibit potential credit distress. The definition and assessment of high risk includes as wide a range of information as reasonably available, including industry and Barclays Bank Group wide customer level data wherever possible or relevant.

Whilst the high risk populations applied for IFRS 9 impairment purposes are aligned with risk management processes, they are also regularly reviewed and validated to ensure that they capture any incremental segments where there is evidence of credit deterioration.

iii)	Backstop criteria

Accounts that are 30 calendar days or more past due. The 30 days past due criteria is a backstop rather than a primary driver of moving exposures into Stage 2.

Exposures will move back to Stage 1 once they no longer meet the criteria for a significant increase in credit risk and when any cure criteria used for credit risk management are met. This is subject to all payments being up to date and the customer evidencing ability and willingness to maintain future payments.

Barclays Bank Group does not rely on the low credit risk exemption which would assume facilities of investment grade are not significantly deteriorated. Determining the PD at initial recognition requires management estimates.

Management overlays and other exceptions to model outputs are applied only if consistent with the objective of identifying significant increases in credit risk.

(x)	Forward-looking information

Credit losses are the expected cash shortfalls from what is contractually due over the expected life of the financial instrument, discounted at the original effective interest rate (EIR). ECLs are the unbiased probability-weighted credit losses determined by evaluating a range of possible outcomes and considering future economic conditions. When there is a non-linear relationship between forward-looking economic scenarios and their associated credit losses, five forward-looking economic scenarios are considered to ensure a sufficient unbiased representative sample of the complete distribution is included in determining the expected loss. Stress testing methodologies are leveraged within forecasting economic scenarios.

The measurement of ECL involves increased complexity and judgement, including estimation of PDs, LGD, a range of unbiased future economic scenarios, estimation of expected lives, and estimation of EAD and assessing significant increases in credit risk. Impairment charges will tend to be more volatile and will be recognised earlier. Unsecured products with longer expected lives, such as revolving credit cards, are the most impacted.

Barclays Group utilises an external consensus forecast as the baseline scenario. In addition, two adverse and two favourable scenarios are derived, with associated probability weightings. The adverse scenarios are calibrated to a similar severity to internal stress tests, whilst also incorporating IFRS 9 specific sensitivities and non-linearity. The most adverse scenarios are benchmarked to the Bank of England’s annual cyclical scenarios and to the most severe scenarios from Moody’s inventory, but are not designed to be the same. The favourable scenarios are calibrated to be symmetric to the adverse scenarios, subject to a ceiling calibrated to relevant recent favourable benchmark scenarios. The scenarios include six core variables, (GDP, unemployment and House Price Index in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The probability weights of the scenarios are estimated such that the baseline (reflecting current consensus outlook) has the highest weight and the weights of adverse and favourable scenarios depend on the deviation from the baseline; the further from the baseline, the smaller the weight. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macro-economic variables, for example, mortgages are highly sensitive to house prices and base rates, and credit cards and unsecured consumer loans are highly sensitive to unemployment.

(xi)	Definition of default, credit impaired assets, write-offs, and interest income recognition

The definition of default for the purpose of determining ECLs has been aligned to the Regulatory Capital CRR Article 178 definition of default, which considers indicators that the debtor is unlikely to pay, includes exposures in forbearance and is no later than when the exposure is more than 90 days past due or 180 days past due in the case of UK mortgages. When exposures are identified as credit impaired or purchased or originated as such interest income is calculated on the carrying value net of the impairment allowance.

Credit impaired is when the exposure has defaulted which is also anticipated to align to when an exposure is identified as individually impaired.

Uncollectible loans are written off against the related allowance for loan impairment on completion of Barclays Bank Group’s internal processes and when all reasonably expected recoverable amounts have been collected. Subsequent recoveries of amounts previously written off are credited to the income statement.

(xii)	Loan modifications and renegotiations that are not credit-impaired

When modification of a loan agreement occurs as a result of commercial restructuring activity rather than due to credit risk of the borrower, an assessment must be performed to determine whether the terms of the new agreement are substantially different from the terms of the existing agreement. This assessment considers both the change in cash flows arising from the modified terms as well as the change in overall instrument risk profile.

Where terms are substantially different, the existing loan will be derecognised and new loan recognised at fair value, with any difference in valuation recognised immediately within the income statement, subject to observability criteria.

Where terms are not substantially different, the loan carrying value will be adjusted to reflect the present value of modified cash flows discounted at the original EIR, with any resulting gain or loss recognised immediately within the income statement as a modification gain or loss.

(xiii)	Expected life

Lifetime ECLs must be measured over the expected life. This is restricted to the maximum contractual life and takes into account expected prepayment, extension, call and similar options. The exceptions are certain revolver financial instruments, such as credit cards and bank overdrafts, that include both a drawn and an undrawn component where the entity’s contractual ability to demand repayment and cancel the undrawn commitment does not limit the entity’s exposure to credit losses to the contractual notice period. The expected life for these revolver facilities is expected to be behavioural life. Where data is insufficient or analysis inconclusive, an additional ‘maturity factor’ may be incorporated to reflect the full estimated life of the exposures, based upon experienced judgement and/or peer analysis. Potential future modifications of contracts are not taken into account when determining the expected life or EAD until they occur.

(xiv)	Discounting

ECLs are discounted at the EIR at initial recognition or an approximation thereof and consistent with income recognition. For loan commitments the EIR is the rate that is expected to apply when the loan is drawn down and a financial asset is recognised. Issued financial guarantee contracts are discounted at the risk free rate. Lease receivables are discounted at the rate implicit in the lease. For variable/floating rate financial assets, the spot rate at the reporting date is used and projections of changes in the variable rate over the expected life are not made to estimate future interest cash flows or for discounting.

(xv)	Modelling techniques

ECLs are calculated by multiplying three main components, being the PD, LGD and the EAD, discounted at the original EIR. The regulatory Basel Committee of Banking Supervisors (BCBS) ECL calculations are leveraged for IFRS 9 modelling but adjusted for key differences which include:

●
BCBS requires 12 month through the economic cycle losses whereas IFRS 9 requires 12 months or lifetime point in time losses based on conditions at the reporting date and multiple forecasts of the future economic conditions over the expected lives

●
IFRS 9 models do not include certain conservative BCBS model floors and downturn assessments and require discounting to the reporting date at the original EIR rather than using the cost of capital to the date of default

●
Management adjustments are made to modelled output to account for situations where known or expected risk factors and information have not been considered in the modelling process, for example forecast economic scenarios for uncertain political events; and

●
ECL is measured at the individual financial instrument level, however a collective approach where financial instruments with similar risk characteristics are grouped together, with apportionment to individual financial instruments, is used where effects can only be seen at a collective level, for example for forward-looking information

For the IFRS 9 impairment assessment, Barclays Bank Group’s risk models are used to determine the PD, LGD and EAD. For Stage 2 and 3, Barclays Bank Group applies lifetime PDs but uses 12 month PDs for Stage 1. The ECL drivers of PD, EAD and LGD are modelled at an account level which considers vintage, among other credit factors. Also, the assessment of significant increase in credit risk is based on the initial lifetime PD curve, which accounts for the different credit risk underwritten over time.

(xvi)	Forbearance

A financial asset is subject to forbearance when it is modified due to the credit distress of the borrower. A modification made to the terms of an asset due to forbearance will typically be assessed as a non-substantial modification that does not result in derecognition of the original loan, except in circumstances where debt is exchanged for equity.

Both performing and non-performing forbearance assets are classified as Stage 3 except where it is established that the concession granted has not resulted in diminished financial obligation and that no other regulatory definitions of default criteria has been triggered, in which case the asset is classified as Stage 2. The minimum probationary period for non-performing forbearance is 12 months and for performing forbearance, 24 months. Hence, a minimum of 36 months is required for non-performing forbearance to move out of a forborne state.

No financial instrument in forbearance can transfer back to Stage 1 until all of the Stage 2 thresholds are no longer met and can only move out of Stage 3 when no longer credit impaired.

2.	IFRS 15 Revenue from Contracts with Customers
IFRS 15, Revenue from Contracts with Customers, which replaced IAS 18, Revenue and IAS 11, Construction Contracts, was applied effective from 1 January 2018. It applies to all contracts with customers except leases, financial instruments and insurance contracts. The standard establishes a more systematic approach for revenue measurement and recognition by introducing a five-step model governing revenue recognition. The five-step model requires Barclays Bank Group to (i) identify the contract with the customer, (ii) identify each of the performance obligations included in the contract, (iii) determine the amount of consideration in the contract, (iv) allocate the consideration to each of the identified performance obligations and (v) recognise revenue as each performance obligation is satisfied.

There are no significant impacts from the adoption of IFRS 15 in relation to the timing of when Barclays Bank Group recognises revenues or when revenue should be recognised gross as a principal or net as an agent. Therefore, Barclays Bank Group will continue to recognise fee and commission income charged for services provided by Barclays Bank Group as the services are provided (for example on completion of the underlying transaction). Revenue recognition for trading income and net investment income are recognised based on requirements of IFRS 9.

3.	Going concern
Having reassessed the Principal Risks, the directors considered it appropriate to adopt the going concern basis of accounting in preparing the interim financial information.

2. Disposal of business and transfer of ownership of subsidiary

Following the court approval of the ring-fencing transfer scheme on 9 March 2018, the UK banking business largely comprising Personal Banking, Barclaycard Consumer UK and Business Banking customers, and related assets and liabilities was transferred to Barclays Bank UK PLC on 1 April 2018, to meet the regulatory ring-fencing requirement under the Financial Services (Banking Reform) Act 2013 and related legislation.

The net assets transferred to Barclays Bank UK PLC on 1 April 2018 amounted to £16.0bn of which £12.9bn was transferred in exchange for one ordinary share with the remaining net assets transferred for no consideration. Following the transfer of the UK banking business on 1 April 2018, Barclays Bank PLC transferred the equity ownership in Barclays Bank UK PLC to Barclays PLC through a dividend in specie on the same day. The equity ownership in Barclays Bank UK PLC comprised net assets of £16.3bn, of which £0.3bn was already held by Barclays Bank UK PLC prior to the transfer of the UK banking business. Accordingly, Barclays Bank UK PLC ceased to be a subsidiary of Barclays Bank PLC and became a direct subsidiary of the ultimate parent, Barclays PLC.

The condensed consolidated financial statements of Barclays Bank Group as at 30 June 2018 include the results of Barclays Bank UK PLC and its subsidiaries for the three months ended 31 March 2018, the date prior to the transfer of ownership to Barclays PLC.

The transfer of the ownership of Barclays Bank UK PLC to Barclays PLC has resulted in a material change to the consolidated financial position and results of Barclays Bank Group in comparison to the prior period. The impact on the individual balance sheet line items as a result of the transfer of ownership is explained below:

	As at 01.01.181	Disposal of Barclays Bank UK PLC2	Other movement for the period	As at 30.06.18
Assets	£m	£m	£m	£m
Cash and balances at central banks	171,036	(37,331)	(11,905)	121,800
Cash collateral and settlement balances	74,769	(2,317)	19,097	91,549
Loans and advances at amortised cost	317,744	(184,655)	1,731	134,820
Reverse repurchase agreements and other similar secured lending	597	(415)	351	533
Trading portfolio assets	114,168	-	2,386	116,554
Other financial assets at fair value through the income statement	140,211	(5,616)	7,848	142,443
Derivative financial instruments	237,987	(108)	(8,877)	229,002
Financial assets at fair value through other comprehensive income	53,288	(5,544)	5,558	53,302
Property, plant and equipment	1,519	(510)	(58)	951
Investment in associates and joint ventures	699	-	14	713
Goodwill and intangible assets	4,885	(3,537)	(18)	1,330
Current tax assets	376	-	896	1,272
Deferred tax assets	3,979	(747)	15	3,247
Retirement benefit assets	966	-	158	1,124
Other assets	4,119	(1,382)	207	2,944
Assets included in disposal groups held for sale	1,193	-	568	1,761
Total assets	1,127,536	(242,162)	17,971	903,345

Liabilities
Deposits at amortised cost	380,329	(190,472)	4,133	193,990
Cash collateral and settlement balances	65,925	-	19,523	85,448
Repurchase agreements and other similar secured borrowing	15,053	(11,567)	5,159	8,645
Debt securities in issue	69,386	(12,303)	822	57,905
Subordinated liabilities	24,193	(3,019)	(3,984)	17,190
Trading portfolio liabilities	37,352	(1,765)	10,378	45,965
Financial liabilities designated at fair value	220,083	-	(7,690)	212,393
Derivative financial instruments	238,345	(6)	(13,250)	225,089
Current tax liabilities	494	(677)	850	667
Retirement benefit liabilities	287	-	(22)	265
Other liabilities	8,862	(1,518)	(2,743)	4,601
Provisions	3,643	(2,289)	(121)	1,233
Liabilities included in disposal groups classified as held for sale	-	-	1,762	1,762
Total liabilities	1,063,952	(223,616)	14,817	855,153

1
The balance sheet as at 30 June 2018 is on an IFRS 9 basis and hence the IFRS 9 balance sheet as at 1 January 2018 has been used to disclose the disposal of the UK banking business. For further details refer to Note 19, Transition disclosures on pages 53 to 55.

2
The movement in net assets relating to the disposal of Barclays Bank UK PLC of £18,546m is stated after the elimination of internal balances between Barclays Bank PLC and Barclays Bank UK PLC on 1 April 2018 of £2,231m.

The narrative below provides further granularity of the items transferred as part of the disposal of the UK banking business to Barclays Bank UK PLC. The items transferred included (but were not limited to):

●
Loans and advances at amortised cost of £184,655m related to the UK banking business. The portfolio transferred included home loans of £133,641m, credit cards and unsecured loans of £22,621m, and corporate loans of £27,396m

●
Derivative assets and liabilities disposed consisted of those designated in hedge accounting relationships. The notional amount at the date of transfer was £3,313m, the fair value of the derivative assets was £108m and the fair value of the derivative liabilities was £6m

●	The disposed assets measured at fair value through the income statement consisted of loans and advances of £4,233m, and reverse repurchase agreements and other similar secured lending of £1,383m

●	Property, plant and equipment with a net book value of £510m (gross cost of £971m and accumulated depreciation of £461m)

●
Goodwill relating to the UK banking business with a net book value of £3,526m, and licences and other intangible assets with a net book value amounting to £11m (gross cost of £90m, and accumulated amortisation and impairment of £79m)

●	Deferred tax asset balances of £747m and current tax liabilities of £677m relating to the UK banking business

●	Other assets included prepayments of £106m, items in the course of collection of £588m, sundry receivables of £535m and accrued income of £146m

●	Deposits at amortised cost of £190,472m consisted of current, savings and time deposits of UK banking business customers, and deposits with banks

●	Debt securities in issue transferred consisted of covered bonds of £8,302m and other debt securities of £4,001m

●	Other liabilities included accruals and deferred income of £278m, and sundry creditors of £1,160m

The transfer of equity ownership in Barclays Bank UK PLC had no impact on the share capital and share premium of Barclays Bank PLC. Other equity instruments reduced by £2,070m relating to additional tier 1 (AT1) securities transferred to Barclays Bank UK PLC. The fair value through other comprehensive income reserve increased £16m and retained earnings reduced £14,261m.

3. Discontinued operations and held for sale assets

Discontinued operations

As a result of the transfer of the equity ownership in Barclays Bank UK PLC to Barclays PLC on 1 April 2018, the UK banking business largely comprising of Personal Banking, Barclaycard Consumer UK and Business Banking customers, and related assets and liabilities met the requirement for presentation as a discontinued operation in Barclays Bank PLC. As such, the results, which have been presented as profit after tax in respect of discontinued operations on the face of the Barclays Bank Group income statement, are analysed in the income statement below. The income statement, statement of other comprehensive income and statement of cash flows for the half year ended 30 June 2018 represent the UK banking business results as a discontinued operation up to 31 March 2018, compared to six months for the half year ended 30 June 2017. The statements for the half year ended 30 June 2017 also include the results and cash flows for BAGL for the five months ended 31 May 2017.

	Half year ended	Half year ended
	30.06.181	30.06.172
Disposal groups income statement	£m	£m
Net interest income	1,449	3,862
Net fee and commission income	296	1,107
Net trading income	(5)	133
Net investment income	6	89
Other income	2	68
Total income	1,748	5,259
Credit impairment charges and other provisions	(201)	(575)
Net operating income	1,547	4,684

Staff costs	(321)	(1,737)
Administration and general expenses	(1,135)	(3,093)
Operating expenses	(1,456)	(4,830)

Share of post-tax results of associates and joint ventures	-	4
Profit/(loss) before tax	91	(142)
Tax charge	(138)	(453)
Loss after tax3	(47)	(595)

Attributable to:
Equity holders of the parent	(47)	(735)
Non-controlling interests	-	140
Loss after tax3	(47)	(595)

1	Included UK banking business results for the period from 1 January 2018 to 31 March 2018.
2	Included UK banking business results for the period from 1 January 2017 to 30 June 2017 and BAGL results for the period from 1 January 2017 to 31 May 2017.
3
Total loss after tax in respect of discontinued operations in H117 was £2,030m, which comprised of £595m loss after tax, £60m loss on the sale of BAGL and £1,375m loss on recycling of other comprehensive loss on reserves relating to the disposal of BAGL. Of the £595m loss after tax, £760m loss related to BAGL results and £165m profit related to the UK banking business.

	Half year ended	Half year ended
Statement of other comprehensive income from discontinued operations	30.06.181	30.06.172
	£m	£m
Available for sale reserve	-	(3)
Fair value through other comprehensive income reserve	(3)	-
Currency translation reserves	-	(38)
Cash flow hedging reserves	-	19
Other comprehensive loss, net of tax from discontinued operations	(3)	(22)

1	Included UK banking business other comprehensive income for the period from 1 January 2018 to 31 March 2018.
2	Included UK banking business other comprehensive income for the period from 1 January 2017 to 30 June 2017 and BAGL other comprehensive income for the period from 1 January 2017 to 31 May 2017.

	Half year ended	Half year ended
Cash flows from discontinued operations	30.06.181	30.06.172
	£m	£m
Net cash flows from operating activities	(402)	2,098
Net cash flows from investing activities	54	(414)
Net cash flows from financing activities	(120)	(373)
Effect of exchange rates on cash and cash equivalents	-	(29)
Net (decrease)/increase in cash and cash equivalents	(468)	1,282

1	Included UK banking business cash flows for the period from 1 January 2018 to 31 March 2018.
2	Included UK banking business cash flows for the period from 1 January 2017 to 30 June 2017 and BAGL cash flows for the period from 1 January 2017 to 31 May 2017.

Assets included in disposal groups classified as held for sale and associated liabilities

The disposal group classified as held for sale as at 30 June 2018 primarily consisted of the Smart Investor portfolio. The Smart Investor portfolio is due to be transferred from Barclays Bank PLC to Barclays Bank UK PLC in H218. The disposal group classified as held for sale as at 31 December 2017 primarily consisted of a portfolio of Barclaycard US receivables which was sold in H118.

Total assets classified as held for sale as at 30 June 2018 were £1,761m (December 2017: £1,193m) including loans and advances at amortised cost of £1,658m (December 2017: £1,164m). Total liabilities classified as held for sale as at 30 June 2018 were £1,762m (December 2017: £nil) including deposits at amortised cost of £1,660m (December 2017: £nil).

4. Segmental reporting

Following the transfer of the UK banking business which largely comprised of Personal Banking, Barclaycard Consumer UK and Business Banking to Barclays Bank UK PLC on 1 April 2018, and the subsequent transfer of ownership of Barclays Bank UK PLC to Barclays PLC on the same day, the Barclays Bank Group activities have been segmented into CIB, Consumer, Cards and Payments, and Head Office. Comparatives have been restated to reflect the new segmentation.

The segment results below reflect the continuing operations of Barclays Bank PLC and hence the UK banking business is excluded as it meets the requirement to be presented as a discontinued operation under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.

Analysis of results by business
	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
Half year ended 30.06.18	£m	£m	£m	£m
Total income1	5,373	2,137	(257)	7,253
Credit impairment releases/(charges) and other provisions	182	(343)	5	(156)
Net operating income/(expenses)	5,555	1,794	(252)	7,097
Operating expenses	(3,628)	(1,134)	(1,622)	(6,384)
Other net income/(expenses)2	8	17	(13)	12
Profit/(loss) before tax from continuing operations	1,935	677	(1,887)	725

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Non-Core3	Barclays Bank Group
Half year ended 30.06.17	£m	£m	£m	£m	£m
Total income	5,384	2,398	46	(527)	7,301
Credit impairment charges and other provisions	(50)	(575)	(1)	(30)	(656)
Net operating income/(expenses)	5,334	1,823	45	(557)	6,645
Operating expenses	(3,779)	(1,000)	(101)	(279)	(5,159)
Other net income/(expenses)2	115	99	(166)	197	245
Profit/(loss) before tax from continuing operations	1,670	922	(222)	(639)	1,731

1	£176m of certain legacy capital instrument funding costs are now charged to Head Office, the impact of which would have been materially the same if the charges had been included in H117.
2
Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures and gains on acquisitions.

3	Barclays Non-Core segment was closed on 1 July 2017, with financial performance subsequently reported in CIB, Head Office and the UK banking business.

Split of income by geographic region1	Half year ended	Half year ended
	30.06.18	30.06.17
	£m	£m
UK	2,118	2,120
Europe	1,026	724
Americas	3,735	4,053
Africa and Middle East	62	138
Asia	312	266
Total	7,253	7,301

1	The geographic region is based on counterparty location.

5. Fee and commission income

Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenues from Contracts with Customers:

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
Half year ended 30.06.18	£m	£m	£m	£m
Fee type
Transactional	185	1,072	-	1,257
Advisory	340	37	-	377
Brokerage and execution	553	30	-	583
Underwriting and syndication	1,368	-	-	1,368
Other	3	78	16	97
Total revenue from contracts with customers	2,449	1,217	16	3,682
Other non-contract fee income	55	-	-	55
Fee and commission income	2,504	1,217	16	3,737
Fee and commission expense	(337)	(538)	-	(875)
Net fee and commission income	2,167	679	16	2,862

Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. This includes interchange and merchant fee income generated from credit and bank card usage.

Advisory fees are generated from asset management services and advisory services related to mergers, acquisitions and financial restructuring.

Brokerage and execution fees are earned for executing client transactions with exchanges and over-the-counter markets and assisting clients in clearing transactions.

Underwriting and syndication fees are earned for the distribution of client equity or debt securities, and the arrangement and administration of a loan syndication.  This includes commitment fees to provide loan financing.

 6.  Tax

	Assets		Liabilities
	As at	As at	As at	As at
	30.06.18	31.12.17	30.06.18	31.12.17
Current and deferred tax assets and liabilities	£m	£m	£m	£m
Current tax	1,272	376	(667)	(494)
Deferred tax	3,247	3,352	-	-
Total	4,519	3,728	(667)	(494)

The deferred tax asset of £3,247m (December 2017: £3,352m) included £2,663m (December 2017: £2,647m) related to amounts in the US, with the majority of the remaining £584m (December 2017: £705m) related to amounts in the UK. Of the total deferred tax asset, £488m (December 2017: £596m) related to tax losses and £2,759m (December 2017: £2,756m) related to temporary differences.

In H118 the regulatory ring-fencing requirement was implemented resulting in a transfer of substantial deferred tax assets and current tax liabilities to Barclays Bank UK PLC. This has caused the current tax assets of Barclays Bank PLC to have increased in H118. The decrease in deferred tax assets was largely offset by the recognition of deferred tax assets relating to the additional impairment from the adoption of IFRS 9.

The tax charge for H118 was £378m (H117: £430m), representing an effective tax rate of 52.1% (H117: 24.8%). The effective tax rate is substantially higher than the UK statutory tax rate of 19% (2017: 19.25%) primarily due to charges for litigation and conduct which are non-deductible for tax purposes.

7.  Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Half year ended	Half year ended	As at	As at
	30.06.18	30.06.17	30.06.18	31.12.17
	£m	£m	£m	£m
Barclays Africa Group Limited	-	140	-	-
Other non-controlling interests	(1)	2	2	1
Total	(1)	142	2	1

8.  Dividends on ordinary shares

	Half year ended 30.06.18	Half year ended 30.06.17

Dividends paid during the period	£m	£m
Ordinary shares1	14,168	165
Preference shares	106	134
Total	14,274	299

1	Included the dividend in specie of £14bn paid to Barclays PLC for transferring the equity ownership in Barclays Bank UK PLC.

On 1 August 2018, Barclays Bank PLC paid a dividend in specie of £269m to Barclays PLC for transferring the equity ownership in its subsidiary BAGHL. Additionally, an interim dividend for 2018 of £149m will be paid on 11 September 2018.

9. Fair value of financial instruments

This section should be read in conjunction with Note 17, Fair value of financial instruments of the Barclays Bank PLC Annual Report 2017 and Note 1, Basis of preparation on pages 17 to 22, which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.

Valuation

The following table shows Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.18	£m	£m	£m	£m
Trading portfolio assets	55,851	56,862	3,841	116,554
Financial assets at fair value through the income statement	5,497	133,267	3,679	142,443
Derivative financial instruments	4,374	219,562	5,066	229,002
Financial assets at fair value through other comprehensive income	23,305	29,892	105	53,302
Investment property	-	-	11	11
Total assets	89,027	439,583	12,702	541,312

Trading portfolio liabilities	(25,047)	(20,918)	-	(45,965)
Financial liabilities designated at fair value	-	(212,056)	(337)	(212,393)
Derivative financial instruments	(3,863)	(215,933)	(5,293)	(225,089)
Total liabilities	(28,910)	(448,907)	(5,630)	(483,447)

As at 31.12.17
Trading portfolio assets	63,925	47,853	1,977	113,755
Financial assets at fair value through the income statement	4,347	104,188	7,747	116,282
Derivative financial assets	3,786	228,867	5,334	237,987
Available for sale investments	22,841	30,618	395	53,854
Investment property	-	-	116	116
Assets included in disposal groups classified as held for sale	-	-	29	29
Total assets	94,899	411,526	15,598	522,023

Trading portfolio liabilities	(20,905)	(16,443)	(4)	(37,352)
Financial liabilities designated at fair value	-	(173,238)	(480)	(173,718)
Derivative financial liabilities	(3,631)	(229,517)	(5,197)	(238,345)
Total liabilities	(24,536)	(419,198)	(5,681)	(449,415)

The following table shows Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type:

	Assets			Liabilities
	Valuation technique using			Valuation technique using
	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)
As at 30.06.18	£m	£m	£m	£m	£m	£m
Interest rate derivatives	-	126,010	2,362	-	(119,337)	(2,747)
Foreign exchange derivatives	-	71,828	126	-	(70,392)	(146)
Credit derivatives	-	9,470	1,151	-	(9,332)	(226)
Equity derivatives	4,374	10,496	1,425	(3,863)	(15,138)	(2,172)
Commodity derivatives	-	1,758	2	-	(1,734)	(2)
Government and government sponsored debt	43,762	54,729	25	(9,721)	(15,792)	-
Corporate debt	-	13,971	881	-	(5,681)	-
Certificates of deposit, commercial paper and other money market instruments	-	12,933	-	-	(32,709)	(48)
Reverse repurchase and repurchase agreements	-	118,263	-	-	(137,315)	-
Non-asset backed loans	-	9,990	3,592	-	-	-
Asset backed securities	-	2,108	592	-	(216)	-
Issued debt	-	-	-	-	(40,993)	(289)
Equity cash products	40,882	7,115	139	(15,326)	(110)	-
Private equity investments	9	-	1,088	-	-	-
Other1	-	912	1,319	-	(158)	-
Total	89,027	439,583	12,702	(28,910)	(448,907)	(5,630)

As at 31.12.17
Interest rate derivatives	-	150,325	2,718	-	(143,890)	(2,867)
Foreign exchange derivatives	-	54,907	160	-	(53,346)	(124)
Credit derivatives	-	11,357	1,386	-	(11,312)	(240)
Equity derivatives	3,786	9,848	1,064	(3,631)	(18,527)	(1,961)
Commodity derivatives	-	2,430	6	-	(2,442)	(5)
Government and government sponsored debt	34,782	49,853	49	(13,079)	(13,116)	-
Corporate debt	-	15,098	871	-	(3,580)	(4)
Certificates of deposit, commercial paper and other money market instruments	-	1,491	-	-	(7,377)	(250)
Reverse repurchase and repurchase agreements	-	100,038	-	-	(126,691)	-
Non-asset backed loans	-	5,710	6,657	-	-	-
Asset backed securities	-	1,837	626	-	(221)	-
Issued debt	-	-	-	-	(38,177)	(214)
Equity cash products	56,323	7,733	112	(7,826)	(388)	-
Private equity investments	8	1	817	-	-	(16)
Assets and liabilities held for sale	-	-	29	-	-	-
Other1	-	898	1,103	-	(131)	-
Total	94,899	411,526	15,598	(24,536)	(419,198)	(5,681)

1	Other includes commercial real estate loans, fund and fund-linked products, asset backed loans, physical commodities and investment property.

Assets and liabilities reclassified between Level 1 and Level 2

During the period, there were no material transfers between Level 1 and Level 2 (period ended December 2017: £3,807m government bonds assets and £1,023m/£(950)m of commodity derivative assets and liabilities transferred from Level 1 to Level 2).

Level 3 movement analysis

The following table summarises the movements in the balances of Level 3 assets and liabilities during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the year.

Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Level 3 movement analysis			Sales2	Issues	Settle-ments	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in other comprehensive income	Transfers		As at 30.06.18
	As at 01.01.181	Purchases				Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government and government sponsored debt	49	11	-	-	-	-	-	-	-	(35)	25
Corporate debt	871	35	(17)	-	(23)	6	-	-	15	(6)	881
Non-asset backed loans	166	2,239	(239)	-	-	2	-	-	11	(6)	2,173
Asset backed securities	627	100	(99)	-	-	(11)	-	-	5	(30)	592
Equity cash products	68	-	(7)	-	-	35	-	-	75	(52)	119
Other	196	4	(4)	-	(10)	(21)	-	-	24	(138)	51
Trading portfolio assets	1,977	2,389	(366)	-	(33)	11	-	-	130	(267)	3,841

Non-asset backed loans	6,073	16	(4,432)	-	(238)	4	-	-	-	(4)	1,419
Equity cash products	8	11	-	-	-	-	-	-	-	-	19
Private equity investments	688	295	(37)	-	-	-	53	-	-	(14)	985
Other	750	2,359	(1,967)	-	-	4	110	-	-	-	1,256
Financial assets at fair value through the income statement	7,519	2,681	(6,436)	-	(238)	8	163	-	-	(18)	3,679

Equity cash products	36	-	(17)	-	-	-	-	-	-	(18)	1
Private equity investments	129	-	(12)	-	-	-	-	-	-	(14)	103
Other	40	-	(39)	-	-	-	-	-	-	-	1
Financial assets at fair value through other comprehensive income	205	-	(68)	-	-	-	-	-	-	(32)	105

Investment property	116	-	(104)	-	(5)	-	4	-	-	-	11

Trading portfolio liabilities	(4)	-	2	-	-	-	-	-	2	-	-

Certificates of deposit, commercial paper and other money market instruments	(250)	-	202	-	-	-	-	-	-	-	(48)
Issued debt	(214)	-	-	(4)	4	19	-	-	(219)	125	(289)
Other	(16)	-	16	-	2	-	(2)	-	-	-	-
Financial liabilities designated at fair value	(480)	-	218	(4)	6	19	(2)	-	(219)	125	(337)

Interest rate derivatives	(150)	-	-	-	96	(46)	-	-	(343)	58	(385)
Foreign exchange derivatives	37	-	-	-	(17)	(30)	-	-	8	(18)	(20)
Credit derivatives	1,146	2	3	-	(15)	(210)	-	-	1	(2)	925
Equity derivatives	(896)	22	(431)	-	221	129	-	-	33	175	(747)
Commodity derivatives	-	-	-	-	-	-	-	-	-	-	-
Net derivative financial Instruments3	137	24	(428)	-	285	(157)	-	-	(301)	213	(227)

Assets and liabilities held for sale	-	-	-	-	-	-	-	-	-	-	-
Total	9,470	5,094	(7,182)	(4)	15	(119)	165	-	(388)	21	7,072

Net assets held for sale measured at fair value on non-recurring basis											-
Total	9,470	5,094	(7,182)	(4)	15	(119)	165	-	(388)	21	7,072

1	Balances as at 1 January 2018 include the IFRS 9 transition impact. Balances as at 31 December 2017 have been presented on an IAS 39 basis.
2	On 1 April 2018, £4.4bn of non-asset backed loans were transferred as part of the disposal of the UK banking business.
3	Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £5,066m and derivative financial liabilities were £5,293m.

Level 3 movement analysis				Settle- ments	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in other comprehensive income	Transfers		As at 30.06.17
	As at 01.01.17	Purchases	Sales		Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government and government sponsored debt	3	37	-	-	-	-	-	-	-	40
Corporate debt	969	56	(71)	(2)	14	-	-	27	(30)	963
Non-asset backed loans	151	369	(87)	(21)	(2)	-	-	-	(7)	403
Asset backed securities	515	46	(69)	(9)	3	-	-	-	-	486
Equity cash products	77	32	(7)	-	(13)	-	-	2	-	91
Other	350	2	(40)	(24)	(7)	-	-	11	(30)	262
Trading portfolio assets	2,065	542	(274)	(56)	(5)	-	-	40	(67)	2,245

Non-asset backed loans	8,616	-	-	(1,706)	79	-	-	-	-	6,989
Private equity investments	562	31	(106)	-	(3)	36	-	28	(58)	490
Other	769	2,013	(1,265)	(59)	24	100	-	-	-	1,582
Financial assets at fair value through the income statement	9,947	2,044	(1,371)	(1,765)	100	136	-	28	(58)	9,061

Equity cash products	73	-	-	-	-	2	1	6	(42)	40
Private equity investments	294	-	(45)	-	-	(2)	23	34	-	304
Other	5	-	(1)	(1)	-	-	1	-	-	4
Available for sale investments	372	-	(46)	(1)	-	-	25	40	(42)	348

Investment property	81	62	-	-	-	(2)	-	-	-	141

Trading portfolio liabilities	(7)	-	(4)	1	-	-	-	-	-	(10)

Certificates of deposit, commercial paper and other money market instruments	(319)	-	-	-	-	1	-	(31)	92	(257)
Issued debt	(298)	-	-	71	-	-	-	-	-	(227)
Other	(223)	-	-	27	-	(3)	-	-	-	(199)
Financial liabilities designated at fair value	(840)	-	-	98	-	(2)	-	(31)	92	(683)

Interest rate derivatives	899	27	12	15	(130)	-	-	419	(202)	1,040
Foreign exchange derivatives	81	-	-	(16)	2	5	-	(3)	(54)	15
Credit derivatives	1,370	-	3	(19)	(263)	-	-	(71)	-	1,020
Equity derivatives	(970)	67	(222)	11	78	-	-	(45)	(1)	(1,082)
Commodity derivatives	(5)	-	-	-	3	-	-	-	7	5
Net derivative financial instruments1	1,375	94	(207)	(9)	(310)	5	-	300	(250)	998

Assets and liabilities held for sale	574	-	(574)	-	-	-	-	-	-	-
Total	13,567	2,742	(2,476)	(1,732)	(215)	137	25	377	(325)	12,100

Net liabilities held for sale measured at fair value on non-recurring basis										(1,339)
Total										10,761

1	Derivative financial instruments are presented on a net basis. On a gross basis, derivative financial assets were £7,872m and derivative financial liabilities were £6,874m.

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at the period end.

	Income statement		Other comprehensive income	Total
	Trading income	Other income
Half year ended 30.06.18	£m	£m	£m	£m
Trading portfolio assets	(3)	-	-	(3)
Financial assets at fair value through the income statement	7	116	-	123
Financial liabilities designated at fair value	18	-	-	18
Net derivative financial instruments	(155)	-	-	(155)
Total	(133)	116	-	(17)

Half year ended 30.06.17
Trading portfolio assets	(25)	-	-	(25)
Financial assets at fair value through the income statement	73	102	-	175
Available for sale investments	-	-	25	25
Financial liabilities designated at fair value	45	(2)	-	43
Net derivative financial instruments	(305)	-	-	(305)
Total	(212)	100	25	(87)

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Sensitivity analysis of valuations using unobservable inputs

	Favourable changes		Unfavourable changes
	Income statement	Equity	Income statement	Equity
As at 30.06.18	£m	£m	£m	£m
Interest rate derivatives	94	-	(144)	-
Foreign exchange derivatives	9	-	(14)	-
Credit derivatives	132	-	(78)	-
Equity derivatives	96	-	(97)	-
Commodity derivatives	1	-	(1)	-
Corporate debt	4	-	(4)	-
Non-asset backed loans	88	-	(207)	-
Asset backed securities	-	-	-	-
Equity cash products	93	-	(166)	-
Private equity investments	157	-	(172)	-
Other1	2	-	(2)	-
Total	676	-	(885)	-

As at 31.12.17
Interest rate derivatives	114	-	(138)	-
Foreign exchange derivatives	6	-	(6)	-
Credit derivatives	106	-	(79)	-
Equity derivatives	99	-	(99)	-
Commodity derivatives	3	-	(3)	-
Corporate debt	4	-	(3)	-
Non-asset backed loans	243	-	(468)	-
Asset backed securities	1	-	-	-
Equity cash products	12	24	(8)	(24)
Private equity investments	133	13	(138)	(13)
Other1	5	-	(5)	-
Total	726	37	(947)	(37)

1	Other includes commercial real estate loans, fund and fund-linked products, asset backed loans, physical commodities and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives alongside considering the impact of using alternative models, would be to increase fair values by up to £676m (December 2017: £763m) or to decrease fair values by up to £885m (December 2017: £984m) with substantially all the potential effect impacting profit and loss rather than reserves.

Significant unobservable inputs

The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with Note 17, Fair value of financial instruments in the Barclays Bank PLC Annual Report 2017. The description of the significant unobservable inputs and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs is also found in Note 17, Fair value of financial instruments of the Barclays Bank PLC Annual Report 2017. Assets and liabilities included in disposal groups classified as held for sale are not included as these are measured at fair value on a non-recurring basis.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	As at	As at
	30.06.18	31.12.17
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(397)	(391)
Uncollateralised derivative funding	(38)	(45)
Derivative credit valuation adjustments	(123)	(103)
Derivative debit valuation adjustments	184	131

●	Exit price adjustments increased £6m to £397m as a result of movements in market bid offer spreads
●	Uncollateralised derivative funding decreased £7m to £38m as a result of changes in underlying derivative exposures
●	Credit Valuation Adjustments (CVA) increased £20m to £123m as a result of widening in counterparty credit spreads
●	Debit Valuation Adjustments (DVA) increased £53m to £184m as a result of widening in Barclays’ credit spreads

Portfolio exemption

Barclays Bank Group uses the portfolio exemption in IFRS 13, Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Barclays Bank Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £124m (December 2017: £109m) for financial instruments measured at fair value and £31m (December 2017: £253m) for financial instruments carried at amortised cost. The increase in financial instruments measured at fair value of £25m was driven by additions £44m (December 2017: £34m) offset by a transfer out of £15m (December 2017: £nil) to Barclays Bank UK PLC and £14m (December 2017: £104m) of amortisation and releases. The decrease of £222m in financial instruments carried at amortised cost was driven by the transfer out of £222m (December 2017: £nil) to Barclays Bank UK PLC and £1m (December 2017: £22m) of amortisation and releases offset by additions of £1m (December 2017: £119m).

Third party credit enhancements

Structured and brokered certificates of deposit issued by Barclays Bank Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that the Barclays Bank Group and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £3,862m (December 2017: £4,070m).

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with the Barclays Bank PLC Annual Report 2017 disclosure.

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Barclays Bank Group’s balance sheet:

	As at 30.06.18
	Carrying amount	Fair value
Financial assets	£m	£m
Cash collateral and settlement balances	91,549	91,549
Loans and advances at amortised cost
-Home loans	13,282	12,352
-Credit cards, unsecured loans and other retail lending	29,298	31,306
- Finance lease receivables	3,120	3,222
-Corporate loans	89,120	88,199
Reverse repurchase agreements and other similar secured lending	533	533
Assets included in disposal groups classified as held for sale1	1,658	1,658

Financial liabilities
Deposits at amortised cost
-Banks	(39,685)	(39,685)
-Current and demand accounts	(71,876)	(71,876)
-Savings accounts	(27,681)	(27,697)
-Other time deposits	(54,748)	(54,748)
Cash collateral and settlement balances	(85,448)	(85,448)
Repurchase agreements and other similar secured borrowing	(8,645)	(8,645)
Debt securities in issue	(57,905)	(58,342)
Subordinated liabilities	(17,190)	(18,251)
Liabilities included in disposal groups classified as held for sale1	(1,660)	(1,660)

	As at 31.12.17
	Carrying amount	Fair value
Financial assets	£m	£m
Cash collateral and settlement balances	77,172	77,172
Loans and advances at amortised cost
-Home loans	147,002	145,262
-Credit cards, unsecured loans and other retail lending	55,767	55,106
-Finance lease receivables	2,854	2,964
-Corporate loans2	124,076	122,209
Reverse repurchase agreements and other similar secured lending	12,546	12,546
Assets included in disposal groups classified as held for sale	1,164	1,195

Financial liabilities
Deposits at amortised cost
-Banks	(12,336)	(12,341)
-Current and demand accounts	(146,255)	(146,232)
-Savings accounts	(134,339)	(134,369)
-Other time deposits	(106,259)	(106,325)
Cash collateral and settlement balances	(68,143)	(68,143)
Repurchase agreements and other similar secured borrowing	(40,338)	(40,338)
Debt securities in issue	(69,386)	(70,824)
Subordinated liabilities	(24,193)	(25,451)
Liabilities included in disposal groups classified as held for sale	-	-

1
For disposal groups measured at carrying amount, items at amortised cost are included above. Non-financial assets (£0.1bn) and liabilities (£0.1bn) within disposal groups measured at carrying amount are excluded from these disclosures.

2	Corporate loans as at 31 December 2017 include Held to maturity balance of £5.1bn.

10. Subordinated liabilities
	Half year ended	Year ended
	30.06.18	31.12.17
	£m	£m
Opening balance as at 1 January	24,193	23,871
Issuances	-	3,041
Redemptions	(3,075)	(1,378)
Other1	(3,928)	(1,341)
Closing balance	17,190	24,193

1	Includes the transfer of subordinated liabilities of £3,019m on 1 April 2018 as part of the disposal of the UK banking business.

Redemptions totalling £3,075m include £500m Fixed/Floating Rate Subordinated Callable Notes, €1,750m 6% Fixed Rate Subordinated Notes (£1,532m), $1,000m 7.75% Contingent Capital Notes (£713m), $99m 7.7% Undated Subordinated Notes (£72m), €40m Floating Rate Subordinated Notes 2018 (£35m), €235m CMS Linked Subordinated Notes (£206m), JPY 1,500m ShinGinko Tokyo Limited (£10m) and JPY 1,000m The Daisan Bank Limited (£7m).

11. Provisions
	As at	As at
	30.06.18	31.12.17
	£m	£m
Payment Protection Insurance (PPI) redress	-	1,606
Other customer redress	179	639
Legal, competition and regulatory matters	463	435
Redundancy and restructuring	67	106
Undrawn contractually committed facilities and guarantees1	202	79
Onerous contracts	74	143
Sundry provisions	248	294
Total	1,233	3,302

1	The balance as at 30 June 2018 includes IFRS 9 expected credit losses on committed facilities and guarantees

The provision balances related to the UK banking business which were transferred on 1 April 2018 consisted of £1,698m for PPI, £412m for other customer redress, £2m for legal, competition and other regulatory matters, £16m for redundancy and restructuring, £87m for undrawn contractual commitments, £48m for onerous contracts and £26m for sundry provisions.

12. Retirement benefits

As at 30 June 2018, Barclays Bank Group’s IAS 19 pension surplus across all schemes was £0.9bn (December 2017: £0.7bn). The UK Retirement Fund (UKRF), which is Barclays Bank Group’s main scheme, had an IAS 19 pension surplus of £1.1bn (December 2017: £1.0bn). The movement for the UKRF was driven by an increase in the discount rate, payment of deficit contributions, and lower expected future price inflation, offset by lower than assumed asset returns, and new early retirement and cash commutation factors.

UKRF funding valuations

The scheme actuary prepares an annual update of the UKRF funding position in addition to the full triennial actuarial valuation. The latest annual update was carried out as at 30 September 2017 and showed a deficit of £4.8bn and a funding level of 86.8%.

The last triennial actuarial valuation of the UKRF had an effective date of 30 September 2016 and was completed in July 2017. This valuation showed a funding deficit of £7.9bn and a funding level of 81.5%.

The improvement in funding position between 30 September 2016 and 30 September 2017 was largely due to payment of deficit contributions, higher than assumed asset returns, higher government bond yields and transfers out of the scheme.

The recovery plan agreed as part of the 2016 triennial actuarial valuation requires Barclays Bank PLC to pay deficit contributions of £0.5bn per annum between 2018 and 2020, followed by £1.0bn per annum between 2021 and 2026. The deficit reduction contributions are in addition to the regular contributions to meet the Barclays Group’s share of the cost of benefits accruing over each year. The agreement with the UKRF Trustee also takes into account the changes to the Barclays Group structure that were implemented as a result of ring-fencing. Barclays Bank PLC remains as the principal employer of the UKRF. Additional support measures agreed include a collateral arrangement, joint participation of Barclays Bank UK PLC until 2025, and support from Barclays PLC should Barclays Bank PLC not pay the deficit contributions to the UKRF.

The next triennial actuarial valuation of the UKRF is due to be completed in 2020 with an effective date of 30 September 2019.

13. Called up share capital and share premium

Ordinary shares

As at 30 June 2018 the issued ordinary share capital of Barclays Bank PLC comprised of 2,342 million (December 2017: 2,342 million) ordinary shares of £1 each.

Preference shares

As at 30 June 2018 the issued preference share capital of Barclays Bank PLC comprised of 1,000 Sterling Preference Shares of £1 each (December 2017: 1,000); 31,856 Euro Preference Shares of €100 each (December 2017: 31,856); 58,133 US Dollar Preference shares of $100 each (December 2017: 58,133); and 106 million US Dollar Preference Shares of $0.25 each (December 2017: 106 million).

	Ordinary share capital	Preference share capital	Share premium	Total share capital and share premium
Half year ended 30.06.18	£m	£m	£m	£m
Opening balance	2,342	19	12,092	14,453
Movements	-	-	-	-
Closing balance	2,342	19	12,092	14,453

14. Other equity instruments

Other equity instruments of £6,912m (December 2017: £8,982m) include AT1 securities issued to Barclays PLC by Barclays Bank PLC. The £2,070m decrease in AT1 securities was due to the transfer to Barclays Bank UK PLC.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.  AT1 securities are undated and are repayable, at the option of Barclays Bank PLC, in whole at the initial call date, or on any fifth anniversary after the initial call date. In addition, the AT1 securities are repayable, at the option of Barclays Bank PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any repayments require the prior consent of the PRA.

15. Other reserves	As at	As at
	30.06.18	31.12.17
	£m	£m
Currency translation reserve	3,434	3,084
Available for sale reserve	-	396
Fair value through other comprehensive income reserve	(215)	-
Cash flow hedging reserve	(219)	184
Own credit reserve	(252)	(179)
Other reserves	323	323
Total	3,071	3,808

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of Barclays Bank Group’s net investment in foreign operations, net of the effects of hedging.

As at 30 June 2018, there was a credit balance of £3,434m (December 2017: £3,084m credit) in the currency translation reserve. The £350m credit movement principally reflected the strengthening of USD against GBP.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the unrealised change in the fair value through other comprehensive income investments since initial recognition. Following the adoption of IFRS 9, accumulated fair value changes of £260m previously recognised in the available for sale reserve are now recorded in fair value through other comprehensive income.

As at 30 June 2018, there was a debit balance of £215m (December 2017: £396m credit in the available for sale reserve) in the fair value through other comprehensive income reserve. The decrease of £611m is driven by a £136m transfer to retained earnings on IFRS 9 transition and a £329m reduction primarily due to changes in fair value of BAGL shares. There was also £151m of net gains transferred to net profit and a tax credit of £33m with the remaining balance related to exchange and other movements.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 30 June 2018, there was a debit balance of £219m (December 2017: £184m credit) in the cash flow hedging reserve. The decrease of £403m principally reflected a £376m decrease in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves increased and £161m of gains transferred to net profit, partially offset by a tax credit of £134m.

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve is not recycled to profit or loss in future periods.

As at 30 June 2018, the amount of own credit recognised in the Barclays Bank Group’s other comprehensive income was a debit balance of £252m (December 2017: £179m debit). The movement of £73m is mainly attributable to the tightening of Barclays’ funding spreads of £98m offset by tax of £25m.

Other reserves

As at 30 June 2018, there was a credit balance of £323m (December 2017: £323m credit) in other reserves relating to redeemed ordinary and preference shares issued by Barclays Bank Group.

16. Contingent liabilities and commitments

	As at	As at
	30.06.18	31.12.17
Contingent liabilities	£m	£m
Guarantees and letters of credit pledged as collateral security	14,051	14,275
Performance guarantees, acceptances and endorsements	4,329	4,737
Total	18,380	19,012

Commitments
Documentary credits and other short-term trade related transactions	1,055	812
Standby facilities, credit lines and other commitments	244,246	314,761
Total	245,301	315,573

Contingent liabilities and commitment balances transferred to Barclays Bank UK PLC as part of the business disposal included guarantees and letters of credit pledged as collateral security of £793m and standby facilities, credit lines and other commitments of £67,791m.

Further details on contingent liabilities relating to legal, competition and regulatory matters can be found in Note 17, Legal, competition and regulatory matters.

17.  Legal, competition and regulatory matters

Barclays Bank PLC and the Barclays Bank Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on Barclays of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.

In connection with the implementation of structural reform in the UK, on 1 April 2018, the UK banking business was transferred from Barclays Bank PLC to Barclays Bank UK PLC, a separate subsidiary of Barclays PLC. This transfer included the rights and liabilities in respect of certain of the matters described below (which are also disclosed in the financial statements of Barclays Bank UK PLC), although Barclays Bank PLC may remain the party on record to the relevant proceedings.

Investigations into certain advisory services agreements and other matters and civil action

The UK Serious Fraud Office (SFO), the Financial Conduct Authority (FCA), the US Department of Justice (DoJ) and the US Securities and Exchange Commission (SEC) have been conducting investigations into certain advisory services agreements entered into by Barclays Bank PLC.

Background information

Barclays Bank PLC entered into two advisory services agreements with Qatar Holding LLC (Qatar Holding) in June and October 2008 (the Agreements). The FCA commenced an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings). The existence of the June 2008 advisory services agreement was disclosed, but the entry into the advisory services agreement in October 2008 and the fees payable under the Agreements, which amounted to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the Capital Raisings. The SFO also commenced an investigation into the Agreements and into a $3bn loan (the Loan) provided by Barclays Bank PLC in November 2008 to the State of Qatar.

SFO Proceedings

In June 2017, the SFO charged Barclays PLC with two offences of conspiring with certain former senior officers and employees of Barclays to commit fraud by false representations relating to the Agreements and one offence of unlawful financial assistance contrary to section 151 of the Companies Act 1985 in relation to the Loan. In February 2018, the SFO also charged Barclays Bank PLC with the same offence in respect of the Loan. In May 2018, the Crown Court dismissed all charges against Barclays PLC and Barclays Bank PLC. In July 2018, the SFO made an application to the High Court seeking to reinstate against Barclays PLC and Barclays Bank PLC all of the charges dismissed by the Crown Court. Barclays intends to defend the application brought by the SFO.

FCA Proceedings and other investigations

In September 2013, the FCA issued warning notices (the Notices) finding that, while Barclays PLC and Barclays Bank PLC believed at the time of the execution of the Agreements that there should be at least some unspecified and undetermined value to be derived from them, the primary purpose of the Agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the Capital Raisings. The Notices concluded that Barclays PLC and Barclays Bank PLC were in breach of certain disclosure-related listing rules and Barclays PLC was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the Company’s shares). In this regard, the FCA considers that Barclays PLC and Barclays Bank PLC acted recklessly. The financial penalty provided in the Notices against Barclays is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. The FCA action has been stayed due to the SFO proceedings.

In addition, the DoJ and the SEC have been conducting investigations relating to the Agreements.

Civil Action

In January 2016, PCP Capital Partners LLP and PCP International Finance Limited (PCP) served a claim on Barclays Bank PLC seeking damages for fraudulent misrepresentation and deceit, arising from alleged statements made by Barclays Bank PLC to PCP in relation to the terms on which securities were to be issued to potential investors, allegedly including PCP, in the November 2008 capital raising. PCP seeks damages of up to £1,477m (plus interest from November 2017) and costs. Barclays Bank PLC is defending the claim and trial is scheduled to commence in October 2019.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period. PCP has made a claim against Barclays Bank PLC for damages of up to £1,477m plus interest and costs. This amount does not necessarily reflect Barclays Bank PLC’s potential financial exposure if a ruling were to be made against it in that matter.

Investigations into certain business relationships

In 2012, the DoJ and SEC commenced investigations in relation to whether certain relationships with third parties who assist Barclays PLC to win or retain business are compliant with the US Foreign Corrupt Practices Act. Various regulators in other jurisdictions are also being briefed on the investigations. Separately, Barclays is cooperating with the DoJ and SEC in relation to an investigation into certain of its hiring practices in Asia and elsewhere and is keeping certain regulators in other jurisdictions informed.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Investigations relating to whistleblowing systems and controls

In April 2017, the FCA and the Prudential Regulation Authority (PRA) commenced investigations into the Barclays Group Chief Executive Officer (CEO), as to his individual conduct and senior manager responsibilities relating to Barclays’ whistleblowing programme and to his attempt in 2016 to identify the author of a letter that was treated by Barclays Bank PLC as a whistleblow, and into Barclays Bank PLC, as to its responsibilities relating to the attempt by the CEO to identify the author of the letter, as well as Barclays’ systems and controls and culture relating to whistleblowing.

In May 2018, the FCA and PRA published final notices confirming their finding that the CEO’s actions in relation to this matter represented a breach of Individual Conduct Rule 2 (requirement to act with due skill, care and diligence). There were no findings by the FCA or PRA that the CEO acted with a lack of integrity nor any findings that he lacked fitness and propriety to continue to perform his role as Barclays Group Chief Executive Officer.

In respect of its investigation relating to Barclays Bank PLC, the FCA and PRA concluded that they would not take enforcement action in respect of this matter. However, each of Barclays Bank PLC and Barclays Bank UK PLC have agreed to be subject to requirements to report to the FCA and PRA on certain aspects of their whistleblowing programmes.

Barclays also continues to provide information to, and cooperate with, authorities in the US with respect to this matter.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Investigations into LIBOR and other benchmarks

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have been conducting investigations relating to Barclays Bank PLC’s involvement in manipulating certain financial benchmarks, such as LIBOR and EURIBOR.

Background information

In 2012, Barclays Bank PLC announced that it had reached settlements with the Financial Services Authority (FSA) (as predecessor to the FCA), the US Commodity Futures Trading Commission (CFTC) and the DoJ in relation to their investigations concerning certain benchmark interest rate submissions, and Barclays Bank PLC paid total penalties of £290m. The settlement with the DoJ was made by entry into a Non-Prosecution Agreement (NPA) which has now expired. Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. (BCI) have reached settlements with certain other regulators and law enforcement agencies. Barclays Bank PLC continues to respond to requests for information from the SFO in relation to its ongoing LIBOR investigation, including in respect of Barclays Bank PLC. The investigation by the prosecutor’s office in Trani, Italy also remains pending.

Claimed amounts/Financial impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

LIBOR and other benchmark civil actions

A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to LIBOR and/or other benchmarks.

Background information

Following settlement of the investigations referred to above in ‘Investigations into LIBOR and other Benchmarks’ various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays. While certain cases have been dismissed or settled subject to approval from the court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims), other actions remain pending and their ultimate impact is unclear.

USD LIBOR Cases in MDL Court

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the US District Court in the Southern District of New York (SDNY) (MDL Court).

The complaints are substantially similar and allege, amongst other things, that Barclays PLC, Barclays Bank PLC, BCI and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Certain of the proposed class actions have been settled. Claims purportedly brought on behalf of plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions; (ii) purchased USD LIBOR-linked financial instruments on an exchange; (iii) purchased USD LIBOR-linked debt securities; or (iv) issued loans linked to USD LIBOR have been settled for $120m, $20m, $7.1m and $4m respectively. The settlements remain subject to final court approval and/or the right of class members to opt out of the settlement and to seek to file their own claims.

The remaining putative class actions and individual actions seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1.25bn in actual damages against all defendants, including Barclays Bank PLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO.

EURIBOR Case in the SDNY

In 2015, $94m was paid in settlement of a EURIBOR-related class action. The court entered an order granting final approval of Barclays’ settlement in May 2018.

Additional USD LIBOR Case in the SDNY

In 2015, an individual action against Barclays Bank PLC and other panel bank defendants was dismissed by the SDNY. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. In March 2018, the court denied the plaintiff’s motion for leave to amend its complaint and dismissed the case. The plaintiff’s appeal of the court’s order is pending.

Sterling LIBOR Case in SDNY

In 2015, a putative class action was filed in the SDNY against Barclays Bank PLC and other Sterling LIBOR panel banks by a plaintiff involved in exchange-traded and over-the-counter derivatives that were linked to Sterling LIBOR. The complaint alleges, among other things, that defendants manipulated the Sterling LIBOR rate between 2005 and 2010 and, in so doing, committed CEA, Antitrust Act, and RICO violations. In early 2016, this class action was consolidated with an additional putative class action making similar allegations against Barclays Bank PLC and BCI and other Sterling LIBOR panel banks. The defendants’ motion to dismiss is pending.

Japanese Yen LIBOR Cases in SDNY

In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a plaintiff involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel, of which Barclays Bank PLC is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and Antitrust Act between 2006 and 2010. In 2014, the court dismissed the plaintiff’s antitrust claims in full, but the plaintiff’s CEA claims remain pending. Discovery is ongoing.

In March 2017, a second putative class action concerning Yen LIBOR which was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI was dismissed in full. The complaint makes similar allegations to the 2012 class action. The plaintiffs have appealed the dismissal.

SIBOR/SOR Case in the SDNY

A putative class action filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR) was dismissed by the court in relation to claims against Barclays for failure to state a claim. The plaintiffs amended their complaint in September 2017, and the defendants’ motion to dismiss is pending.

Non-US Benchmarks Cases

In addition to US actions, legal proceedings have been brought or threatened against Barclays in connection with alleged manipulation of LIBOR and EURIBOR and other benchmarks in the UK, a number of other jurisdictions in Europe, Israel and Argentina. Additional proceedings in non-US jurisdictions may be brought in the future.

Claimed amounts/Financial impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Foreign Exchange investigations

Various regulatory and enforcement authorities across multiple jurisdictions have been investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading.

Background information

In 2015 Barclays reached settlements with the CFTC, the DoJ, the New York State Department of Financial Services (NYDFS), the Board of Governors of the Federal Reserve System (Federal Reserve) and the FCA (together, the 2015 Resolving Authorities) in relation to investigations into certain sales and trading practices in the Foreign Exchange market. In connection with these settlements, Barclays paid total penalties of approximately $2.38bn and agreed to undertake certain remedial actions.

Under the plea agreement with the DoJ, in addition to a criminal fine, Barclays PLC agreed to a term of probation of three years during which Barclays PLC, including its subsidiaries, must, amongst other things, (i) commit no crime whatsoever in violation of the federal laws of the US, (ii) implement and continue to implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement, (iii) report credible evidence of criminal violations of US antitrust or fraud laws to the relevant US authority, and (iv) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies. In January 2017, the US District Court for the District of Connecticut accepted the plea agreement and in accordance with the agreement sentenced Barclays PLC to pay $650m as a fine and $60m for violating the NPA (which amounts are part of the $2.38bn referred to above) and to serve three years of probation from the date of the sentencing order. Barclays also continues to provide relevant information to certain of the 2015 Resolving Authorities.

The full text of the DoJ plea agreement, the orders of the CFTC, NYDFS and Federal Reserve, and the Final Notice issued by the FCA related to the settlements referred to above are publicly available on the 2015 Resolving Authorities’ respective websites.

The European Commission is one of several authorities conducting an investigation into certain trading practices in the Foreign Exchange market.

The DoJ has also conducted an investigation into conduct relating to certain trading activities in connection with certain transactions during 2011 and 2012. Barclays has been providing information to the DoJ and other relevant authorities reviewing this conduct. In February 2018, the DoJ concluded its investigation into conduct relating to certain trading activities in connection with one of these transactions. The DoJ issued a letter closing its investigation of Barclays in exchange for, among other things, Barclays’ agreement to pay $12.9m in disgorgement and restitution, which can be offset by any settlement amount paid as civil restitution. In January 2018, a Barclays employee currently under suspension was indicted in connection with this matter.

Claimed amounts/Financial impact

Aside from the settlements discussed above, and a provision of £240m recognised in Q417, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have on Barclays’ operating results, cash flows or financial position in any particular period.

Civil actions in respect of Foreign Exchange

A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to Foreign Exchange.

Background information

Following settlement of certain investigations referred to above in ‘Foreign Exchange Investigations’ a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to Foreign Exchange or may do so in future. Certain of these cases have been dismissed or have been settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims).

Consolidated FX Action

In 2014, a number of civil actions filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of Foreign Exchange markets under the Antitrust Act and New York state law and naming several international banks as defendants, including Barclays Bank PLC, were combined into a single consolidated action (Consolidated FX Action). In 2015, Barclays Bank PLC and BCI settled the Consolidated FX Action and paid $384m. Certain class members have opted out of the settlement and some of these may seek to file their own claims. The settlement is also subject to final court approval.

ERISA FX Action

Since 2015, several civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs purporting to allege different legal theories of injury (other than those alleged in the Consolidated FX Action) related to alleged manipulation of Foreign Exchange rates, including claims under the US Employee Retirement Income Security Act (ERISA) statute (ERISA Claims), and naming several international banks as defendants, including Barclays PLC, Barclays Bank PLC and BCI. The Court has dismissed the ERISA Claims.

Retail Basis Action

A putative action was filed in the Northern District of California (and subsequently transferred to the SDNY) against several international banks, including Barclays PLC and BCI, on behalf of a putative class of individuals that exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The Court has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against Barclays and all other defendants. The plaintiffs amended their complaint and sought to expand the action to include credit card, debit card and wire transactions, which expansion the Court denied. The plaintiffs have asked the Court to reconsider the expansion decision.

State Law FX Action

In 2016, a putative class action was filed in the SDNY under federal, New York and California law on behalf of proposed classes of stockholders of Exchange Traded Funds and others who supposedly were indirect investors in FX Instruments. The defendants (including Barclays) moved to dismiss the action. The plaintiffs’ counsel then amended the complaint to bring claims on behalf of a proposed class of investors under federal and various state laws who traded FX Instruments through FX dealers or brokers not alleged to have manipulated Foreign Exchange Rates. A different group of plaintiffs subsequently filed another action based on the same theories and asserted substantively similar claims. These two actions have been consolidated and a consolidated complaint was filed in June 2017. The defendants (including Barclays) have moved to dismiss the action.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of any further financial impact of the actions described above on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Civil actions in respect of ISDAFIX

In 2014, a number of ISDAFIX related civil actions were filed in the SDNY on behalf of proposed class of plaintiffs, alleging that Barclays Bank PLC, a number of other banks and one broker violated the Antitrust Act and several state laws by engaging in a conspiracy to manipulate the USD ISDAFIX. In 2016, Barclays Bank PLC and BCI entered into a settlement agreement with plaintiffs to resolve the consolidated action and paid $30m, fully resolving all ISDAFIX-related claims that were or could have been brought by the class. The court entered an order granting final approval of the settlement in June 2018.

Claimed amounts/Financial impact

The principal financial impact of the actions described on Barclays is reflected in the settlement described above.

Metals investigations

Barclays Bank PLC has provided information to the DoJ, the CFTC and other authorities in connection with investigations into metals and metals-based financial instruments.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Civil actions in respect of the gold and silver fix

A number of civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the Antitrust Act, and state antitrust and consumer protection laws. Also in the US, a proposed class of plaintiffs filed a complaint against a number of banks, including Barclays Bank PLC, BCI and Barclays Capital Services Ltd., alleging manipulation of the price of silver in violation of the CEA and antitrust laws. The court has dismissed this action as against the Barclays entities.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc., BCI and Barclays Capital PLC on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices in violation of Canadian law.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

US residential and commercial mortgage-related activity and litigation

There have been various investigations and civil litigation relating to secondary market trading of US Residential Mortgage-Backed Securities (RMBS) and US Commercial Mortgage-Backed Securities (CMBS).

Background information

Barclays’ activities within the US residential mortgage sector during the period from 2005 through 2008 included:

●	sponsoring and underwriting of approximately $39bn of private-label securitisations;
●	economic underwriting exposure of approximately $34bn for other private-label securitisations;
●	sales of approximately $0.2bn of loans to government sponsored enterprises (GSEs);
●	sales of approximately $3bn of loans to others; and
●
sales of approximately $19.4bn of loans (net of approximately $500m of loans sold during this period and subsequently repurchased) that were originated and sold to third parties by mortgage originator affiliates of an entity that Barclays acquired in 2007 (Acquired Subsidiary)

DoJ Civil Action

In December 2016, the DoJ filed a civil complaint against Barclays Bank PLC, Barclays PLC, BCI, Barclays Group US Inc., Barclays US LLC, BCAP LLC, Securitized Asset Backed Receivables LLC and Sutton Funding LLC, as well as two former employees, in the US District Court in the Eastern District of New York (EDNY) containing a number of allegations, including mail and wire fraud, relating to mortgage-backed securities sold between 2005 and 2007. In March 2018, Barclays reached a settlement with the DoJ to resolve this complaint for a civil monetary penalty of $2bn which was paid in H118.

RMBS Repurchase Requests

Barclays was the sole provider of various loan-level representations and warranties (R&Ws) with respect to:

●	approximately $5bn of Barclays sponsored securitisations;
●	approximately $0.2bn of sales of loans to GSEs; and
●	approximately $3bn of loans sold to others

In addition, the Acquired Subsidiary provided R&Ws on all of the $19.4bn of loans it sold to third parties.

R&Ws on the remaining Barclays sponsored securitisations were primarily provided by third-party originators directly to the securitisation trusts with a Barclays subsidiary, such as the depositor for the securitisation, providing more limited R&Ws. There are no stated expiration provisions applicable to most R&Ws made by Barclays, the Acquired Subsidiary or these third parties.

Under certain circumstances, Barclays and/or the Acquired Subsidiary may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached.

The unresolved repurchase requests received on or before 30 June 2018 associated with all R&Ws made by Barclays or the Acquired Subsidiary on loans sold to GSEs and others and private-label activities had an original unpaid principal balance of approximately $2.1bn at the time of such sale.

The unresolved repurchase requests discussed above relate to civil actions that have been commenced by the trustees for certain RMBS securitisations in which the trustees allege that Barclays and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. Such trustees and other parties making repurchase requests have also alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees. This litigation is ongoing.

In May 2018, the Acquired Subsidiary agreed to a settlement of a civil action relating to claims for indemnification for losses allegedly suffered by a loan purchaser as a result of alleged breaches of R&Ws provided by the Acquired Subsidiary in connection with loan sales to the purchaser during the period 1997 to 2007.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Alternative trading systems and high-frequency trading

The SEC, the New York State Attorney General (NYAG) and regulators in certain other jurisdictions investigated a range of issues associated with alternative trading systems (ATSs), including dark pools, and the activities of high-frequency traders.

Background information

In 2014, the NYAG filed a complaint (NYAG Complaint) against Barclays PLC and BCI in the Supreme Court of the State of New York alleging, amongst other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, Barclays’ SEC-registered ATS. In February 2016, Barclays reached separate settlement agreements with the SEC and the NYAG to resolve those agencies’ claims against Barclays PLC and BCI relating to the operation of LX and paid $35m to each.

Barclays PLC and BCI have been named in a purported class action by an institutional financial services firm under California law based on allegations similar to those in the NYAG Complaint. In October 2016, the federal court in California granted the motion of Barclays PLC and BCI to dismiss the entire complaint and the plaintiffs have appealed the court’s decision. In July 2018, the court of appeals affirmed the dismissal.

Following the filing of the NYAG Complaint, Barclays PLC and BCI were also named in a putative shareholder securities class action along with certain current and former executives (Shareholder Class Action). The plaintiffs claim that holders of Barclays American Depository Receipts (ADRs) suffered damages when the ADRs declined in value as a result of the allegations in the NYAG Complaint. A motion to dismiss the complaint filed by the defendants (including Barclays PLC and BCI), was granted in part and denied in part by the court. In February 2016, the court certified the action as a class action. In November 2017, the appellate court affirmed the class certification.

Claimed amounts/Financial impact

The class actions seek unspecified monetary damages and injunctive relief. It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Electricity market action

In 2013, the US Federal Energy Regulatory Commission (FERC) filed a civil action against Barclays Bank PLC in connection with allegations that Barclays Bank PLC manipulated the electricity markets in the Western US. The action was settled for $105m ($70m penalty and $35m disgorgement) which was paid in 2017. In 2015, a civil class action complaint seeking damages of $139.3m was filed in the US District Court for the SDNY against Barclays Bank PLC by Merced Irrigation District, a California utility company, asserting antitrust allegations in connection with purported manipulation of the electricity markets in and around California. The action has been settled in principle for $29m (subject to final court approval and to the right of class members to opt out of the settlement and to seek to file their own claims).

Claimed amounts/Financial impact

Barclays does not expect the financial impact of the actions described above to be material to Barclays’ operating results, cash flows or financial position.

Treasury auction securities civil actions and related matters

Various civil actions have been filed against Barclays Bank PLC, BCI and other financial institutions alleging violations of antitrust and other laws relating to the markets for US Treasury securities and Supranational, Sovereign and Agency securities. Certain governmental authorities are also conducting investigations relating to trading of certain government securities in various markets.

Background information

Numerous putative class action complaints have been filed in US Federal Court against Barclays Bank PLC, BCI and other financial institutions that have served as primary dealers in US Treasury securities. Those actions have been consolidated and in November 2017, plaintiffs in the putative class action filed a consolidated amended complaint in the US Federal Court in New York against the defendants as well as certain corporations that operate electronic trading platforms on which US Treasury securities are traded. The complaint purports to assert claims under US federal antitrust laws and state common law based on allegations that defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The defendants have filed a motion to dismiss.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions that have served as primary dealers in US Treasury securities. This complaint alleges that defendants conspired to fix and manipulate the US Treasury securities market in violation of US federal antitrust laws, the CEA and state common law.

In 2017, Barclays PLC, Barclays Bank PLC, BCI, Barclays Services Limited, Barclays Capital Securities Limited and certain other financial institutions were named as defendants in a civil antitrust complaint that alleges that the defendants engaged in a conspiracy to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds from 2005 through 2015. The defendants have moved to dismiss the action.

Certain governmental authorities are conducting investigations into activities relating to the trading of certain government securities in various markets and Barclays has been providing information to various authorities on an ongoing basis.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Mexican Government Bond civil action

Barclays PLC, Barclays Bank PLC, BCI, Barclays Bank Mexico, S.A., and Grupo Financiero Barclays Mexico, S.A., together with other financial institutions that deal in Mexican government bonds (MGB) are named as defendants in several putative class actions which were consolidated in the SDNY in June 2018. The class actions allege antitrust and state law claims arising out of an alleged conspiracy to fix the prices of MGB from 2006 through mid-2017.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

American Depositary Shares

Barclays PLC, Barclays Bank PLC and various former members of Barclays Bank PLC's Board of Directors have been named as defendants in a securities class action consolidated in the SDNY that alleges misstatements and omissions in offering documents for certain American Depositary Shares issued by Barclays Bank PLC in April 2008 with an original face amount of approximately $2.5 billion (the April 2008 Offering). The plaintiffs assert claims under the Securities Act of 1933, alleging misstatements and omissions concerning (amongst other things) Barclays Bank PLC’s portfolio of mortgage-related (including US subprime-related) securities, Barclays Bank PLC’s exposure to mortgage and credit market risk, and Barclays Bank PLC’s financial condition. The plaintiffs have not specifically alleged the amount of their damages. In June 2016, the SDNY certified the action as a class action. In September 2017, the SDNY granted the defendants’ motion for summary judgment. The plaintiffs are appealing this decision.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the action described on Barclays or what effect that it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

BDC Finance L.L.C.

BDC Finance L.L.C. (BDC) has filed a complaint against Barclays Bank PLC alleging breach of contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement).

Background information

In 2008, BDC filed a complaint in the NY Supreme Court alleging that Barclays Bank PLC breached the Agreement when it failed to transfer approximately $40m of alleged excess collateral in response to BDC’s 2008 demand (Demand).

BDC asserts that under the Agreement Barclays Bank PLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if the Agreement entitled Barclays Bank PLC to dispute the Demand before making the transfer, Barclays Bank PLC failed to dispute the Demand. BDC demands damages totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. A trial on liability issues concluded in April 2017 and the court’s decision is pending.

In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. The parties agreed to stay this case.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period. BDC has made claims against Barclays totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. This amount does not necessarily reflect Barclays’ potential financial exposure if a ruling were to be made against it.

Civil actions in respect of the US Anti-Terrorism Act

Civil complaints against Barclays Bank PLC and other banks allege engagement in a conspiracy and violation of the US Anti-Terrorism Act (ATA).

Background information

An amended civil complaint (the Amended Complaint), filed in the US Federal Court in the EDNY by a group of approximately 350 plaintiffs, alleges that Barclays Bank PLC and a number of other banks engaged in a conspiracy and violated the ATA by facilitating US dollar denominated transactions for the Government of Iran and various Iranian banks, which in turn funded Hezbollah and other attacks that injured or killed the plaintiffs’ family members. The plaintiffs seek to recover for pain, suffering and mental anguish pursuant to the provisions of the ATA, which allows for the tripling of any proven damages and attorneys' fees. Defendants have moved to dismiss the Amended Complaint. In November 2017, a separate civil complaint was filed in the US Federal Court in the SDNY by a group of approximately 160 plaintiffs, alleging claims under the ATA against Barclays Bank PLC and a number of other banks substantially similar to those in the Amended Complaint. The defendants have moved to dismiss this complaint.

In May 2018, a civil complaint was filed in the US Federal Court in the Middle District of Florida by a single plaintiff acting for himself alleging claims under the ATA against Barclays Bank PLC and a number of other banks. Barclays Bank PLC has not been served with this complaint. In July 2018, the court dismissed the complaint subject to the right of the plaintiff to file a revised complaint.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC, and BCI, together with other financial institutions are defendants in interest rate swap and credit default swap antitrust civil actions in the SDNY.

Background information

Barclays PLC, Barclays Bank PLC, and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), Trade Web, and ICAP, are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages, treble damages and legal fees. Plaintiffs include certain swap execution facilities, as well as buy-side investors. The buy-side investors claim to represent a class that transacted in fixed-for-floating IRS with defendants in the US from 2008 to the present, including, for example, US retirement and pension funds, municipalities, university endowments, corporations, insurance companies and investment funds. The case is in discovery.

In June 2017, a separate suit was filed in the US District Court in the SDNY against the same financial institution defendants in the IRS cases, including Barclays PLC, Barclays Bank PLC, and BCI, claiming that certain conduct alleged in the IRS cases also caused plaintiff to suffer harm with respect to the Credit Default Swaps market. Defendants have moved to dismiss this action. Separately, in June 2018, trueEX LLC filed an antitrust class action in the SDNY against eleven financial institutions that act as dealers in the IRS market, including Barclays Bank PLC and BCI, alleging that the defendants unlawfully conspired to block trueEX from successfully entering the market with its IRS trading platform. trueEX LLC also alleges that the defendants more generally boycotted other anonymous, all-to-all IRS trading platforms.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Portuguese Competition Authority investigation

The Portuguese Competition Authority is investigating whether competition law was infringed by the exchange of information about retail credit products amongst 15 banks in Portugal, including Barclays, over a period of 11 years with particular reference to mortgages, consumer lending and lending to small and medium enterprises. Barclays is cooperating with the investigation.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the action described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Investigation into suspected money laundering related to foreign exchange transactions in South African operation

Absa Bank Limited, which was a subsidiary within the Barclays Group at the relevant time, identified potentially fraudulent activity by certain of its customers using advance payments for imports in 2014 and 2015 to effect foreign exchange transfers from South Africa to beneficiary accounts located in East Asia, the UK, Europe and the US. As a result, Barclays conducted a review of relevant activity, processes, systems and controls. Barclays is continuing to provide information to relevant authorities as part of Barclays’ ongoing cooperation.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Investigations relating to retail structured deposits and capital protected structured notes

In 2015, the FCA commenced an enforcement investigation relating to the design, manufacture and sale of structured deposits by Barclays from November 2009. The investigation is at an advanced stage. In January 2018, the FCA also commenced an enforcement investigation relating to the design, manufacture and sale of capital protected structured notes by Barclays from June 2008 to July 2014.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the investigations on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Investigation into collections and recoveries relating to unsecured lending

In February 2018, the FCA commenced an enforcement investigation in relation to whether or not Barclays, from July 2015, implemented effective systems and controls with respect to collections and recoveries and whether or not it paid due consideration to the interests of customers in default and arrears.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the investigation on Barclays or what effect that it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax

In March 2018 HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and unless withdrawn by HMRC would correspond to assessments of approximately £184m, inclusive of interest, of which Barclays would expect to attribute an amount of approximately £130m to Barclays Bank UK PLC and £54m to Barclays Bank PLC. At Barclays’ request, HMRC is conducting a further review, and if the assessments are not withdrawn Barclays is able to challenge the assessments by initiating proceedings with the First Tier Tribunal (Tax Chamber).

Claimed amounts/Financial impact

The total amount of the HMRC assessments is approximately £184m, inclusive of interest.

General

Barclays Bank PLC and its subsidiaries are engaged in various other legal, competition and regulatory matters in the UK and US and a number of other overseas jurisdictions. The Barclays Bank Group is subject to legal proceedings brought by and against Barclays which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data protection, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Barclays Bank Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which Barclays is or has been engaged. Barclays is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, Barclays Bank PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters will not be material to Barclays Bank PLC’s results, operations or cash flow for a particular period, depending on, amongst other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

18.  Related party transactions

The disposal of the UK banking business to Barclays Bank UK PLC and transfer of ownership of Barclays Bank UK PLC to Barclays PLC has materially affected the financial position and the performance of the Barclays Bank Group during this period with regards to its related party transactions. Refer to Note 2, Disposal of business and transfer of ownership of subsidiary for further details, including intra-group balances.

Parent company

The parent company, which is also the ultimate parent company, is Barclays PLC, which holds 100% of the issued ordinary shares of Barclays Bank PLC.

Fellow subsidiaries

Transactions between the Barclays Bank Group and other subsidiaries of the parent company meet the definition of related party transactions.

Amounts included in the Barclays Bank Group’s financial statements with other Barclays Group companies are as follows:

	Parent	Fellow subsidiaries
Half year ended 30.06.18	£m	£m
Total income	(77)	1
Operating expenses	(72)	(2,045)

As at 30.06.18
Total assets	662	2,749
Total liabilities	21,437	2,588

Except for the above, no related party transactions that have taken place in the half year ended 30 June 2018 have materially affected the financial position or performance of the Barclays Bank Group during this period.

19.  Transition disclosures

Impairment allowance reconciliations

Reconciliation from IAS 39 to IFRS 9 - financial assets under IFRS 9 subject to an increase in impairment allowance

The table below reconciles the closing impairment allowances for financial assets in accordance with IAS 39, and provisions for loan commitments and financial guarantee contracts in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets as at 31 December 2017, and the opening ECLs determined in accordance with IFRS 9 as at 1 January 2018.

Reconciliation of impairment allowance and provisions
	As at 31.12.17			As at 01.01.18
	Impairment allowance under IAS 39 or provisions under IAS 37	Reclassification impact	Additional IFRS 9 impairment allowance	Impairment allowance under IFRS 9
	£m	£m	£m	£m
Loans and advances at amortised cost and other assets1	4,652	(52)	2,508	7,108
Available for sale investments/financial assets at fair value through other comprehensive income	38	(38)	3	3
Total on-balance sheet	4,690	(90)	2,511	7,111

Provision for undrawn contractually committed facilities and guarantee contracts	79	-	341	420
Total impairment and provision	4,769	(90)	2,852	7,531

1 Included impairment of £5m for cash collateral and settlement balances and £1m for other assets.

●
The introduction of IFRS 9 increased the total impairment allowance held by Barclays Bank PLC by £2.76bn, from £4.8bn as at 31 December 2017 to £7.5bn as at 1 January 2018, as a result of earlier recognition of impairment allowances. The movement in allowance during H118 is provided below.

●	The reclassification impact is due to assets moving to fair value through income statement treatment that do not have an impairment allowance under IFRS 9.

Movement in loans and advances at amortised cost

The table below presents an analysis of the movement in exposure and the impairment allowance for the period.

	Gross exposure	Impairment allowance	Net exposure
Half year ended 30.06.181	£m	£m	£m
Opening balance	324,846	7,102	317,744
Disposal of business	(187,591)	(2,936)	(184,655)
Movement during the period	1,510	(221)	1,731
Closing balance	138,765	3,945	134,820

1
Other financial assets on balance sheet subject to impairment not included in the table above, include cash collateral and settlement balances and financial assets at fair value through other comprehensive income.  These have a total gross exposure of £143.7bn and impairment allowance of £7m. In addition, there are off-balance sheet loan commitments and financial guarantee contracts with a gross exposure of £263.7bn and provision of £202m.

Balance sheet movement – impact of transition to IFRS 9 and IFRS 15
The table below presents the impact of the changes to balance sheet presentation and of the transition to IFRS 9 and IFRS 15 on Barclays Bank PLC’s balance sheet showing separately the changes arising from reclassification and any associated remeasurement, and the impact of increased impairment.

	As at 31.12.17		As at 31.12.17					As at 01.01.18
	Published IAS 39 carrying amount	Balance sheet presentation changes1	Revised IAS 39 carrying amount	IFRS 15 impact1	IFRS 9 presentation changes1	IFRS 9 classification and measurement	IFRS 9 impairment change	IFRS 9 carrying amount
Assets	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	171,036	-	171,036	-	-	-	-	171,036
Items in the course of collection from other banks	2,153	(2,153)	-	-	-	-	-	-
Loans and advances to banks	36,209	(36,209)	-	-	-	-	-	-
Loans and advances to customers	365,553	(365,553)	-	-	-	-	-	-
Cash collateral and settlement balances	-	77,172	77,172	-	-	(2,398)	(5)	74,769
Loans and advances at amortised cost	-	324,590	324,590	-	5,109	(9,453)	(2,502)	317,744
Reverse repurchase agreements and other similar secured lending	12,546	-	12,546	-	-	(11,949)	-	597
Trading portfolio assets	113,755	-	113,755	-	-	413	-	114,168
Financial assets designated at fair value	116,282	(116,282)	-	-	-	-	-	-
Financial assets at fair value through the income statement2	-	116,282	116,282	-	-	23,929	-	140,211
Derivative financial instruments	237,987	-	237,987	-	-	-	-	237,987
Financial investments	58,963	-	58,963	-	(57,463)	(1,500)	-	-
Financial assets at fair value through other comprehensive income	-	-	-	-	52,354	934	-	53,288
Investments in associates and joint ventures	718	-	718	-	-	(19)	-	699
Goodwill and intangible assets	4,885	-	4,885	-	-	-	-	4,885
Property, plant and equipment	1,519	-	1,519	-	-	-	-	1,519
Current tax assets	376	-	376	-	-	-	-	376
Deferred tax assets	3,352	-	3,352	(22)	-	-	649	3,979
Retirement benefit assets	966	-	966	-	-	-	-	966
Prepayments, accrued income and other assets	1,850	(1,850)	-	-	-	-	-	-
Other assets	-	4,003	4,003	89	-	28	(1)	4,119
Assets included in disposal groups classified as held for sale	1,193	-	1,193	-	-	-	-	1,193
Total assets	1,129,343	-	1,129,343	67	-	(15)	(1,859)	1,127,536

1	For further details, refer to Note 1, Basis of preparation on pages 17 to 22.
2	Comprised of mandatory fair value assets of £130.2bn and designated fair value assets of £10.0bn.

	As at 31.12.17		As at 31.12.17					As at 01.01.18
	Published IAS 39 carrying amount	Balance sheet presentation changes1	Revised IAS 39 carrying amount	IFRS 15 impact1	IFRS 9 presentation changes	IFRS 9 classification and measurement	IFRS 9 impairment change	IFRS 9 carrying amount
Liabilities	£m	£m	£m	£m	£m	£m	£m	£m
Deposits from banks	37,906	(37,906)	-	-	-	-	-	-
Deposits at amortised cost	-	399,189	399,189	-	-	(18,860)	-	380,329
Items in the course of collection due to other banks	446	(446)	-	-	-	-	-	-
Customer accounts	429,426	(429,426)	-	-	-	-	-	-
Cash collateral and settlement balances	-	68,143	68,143	-	-	(2,218)	-	65,925
Repurchase agreements and other similar secured borrowing	40,338	-	40,338	-	-	(25,285)	-	15,053
Debt securities in issue	69,386	-	69,386	-	-	-	-	69,386
Subordinated liabilities	24,193	-	24,193	-	-	-	-	24,193
Trading portfolio liabilities	37,352	-	37,352	-	-	-	-	37,352
Financial liabilities designated at fair value	173,718	-	173,718	-	-	46,365	-	220,083
Derivative financial instruments	238,345	-	238,345	-	-	-	-	238,345
Current tax liabilities	494	-	494	-	-	-	-	494
Deferred tax liabilities	-	-	-	-	-	-	-	-
Retirement benefit liabilities	287	-	287	-	-	-	-	287
Accruals, deferred income and other liabilities	8,416	(8,416)	-	-	-	-	-	-
Other liabilities	-	8,862	8,862	-	-	-	-	8,862
Provisions	3,302	-	3,302	-	-	-	341	3,643
Total liabilities	1,063,609	-	1,063,609	-	-	2	341	1,063,952

Equity
Called up share capital and share premium	14,453	-	14,453	-	-	-	-	14,453
Other reserves	3,808	-	3,808	-	-	(139)	3	3,672
Retained earnings	38,490	-	38,490	67	-	122	(2,203)	36,476
Other equity instruments	8,982	-	8,982	-	-	-	-	8,982
Total equity excluding non-controlling interests	65,733	-	65,733	67	-	(17)	(2,200)	63,583
Non-controlling interests	1	-	1	-	-	-	-	1
Total equity	65,734	-	65,734	67	-	(17)	(2,200)	63,584

Total liabilities and equity	1,129,343	-	1,129,343	67	-	(15)	(1,859)	1,127,536

1	For further details, refer to Note 1, Basis of preparation on pages 17 to 22.

IFRS 9 classification and measurement

This column represents the changes to the balance sheet from classification and measurement. The net effect is a decrease in shareholders’ equity of £17m, with no significant offsetting movements. The classification changes include the transfer of certain Barclays International Prime Services and Equities positions from an amortised cost to a fair value approach.

IFRS 9 impairment change

Additional impairment from the adoption of IFRS 9 is shown in the impairment change column. The increase in impairment results in the recognition of a deferred tax asset that will amortise to current tax over time. The post-tax impact is a reduction in shareholders’ equity of £2.2bn. Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

20. Barclays Bank PLC parent condensed balance sheet

	As at	As at
	30.06.18	31.12.171
Assets	£m	£m
Cash and balances at central banks	115,924	165,713
Cash collateral and settlement balances	80,263	61,545
Loans and advances at amortised cost	163,028	364,670
Reverse repurchase agreements and other similar secured lending	3,796	22,964
Trading portfolio assets	80,903	79,836
Financial assets at fair value through the income statement2	168,108	117,182
Derivative financial instruments	228,839	232,288
Financial investments	-	54,583
Financial assets at fair value through other comprehensive income	50,854	-
Investment in associates and joint ventures	138	165
Investment in subsidiaries	14,307	14,614
Goodwill and intangible assets	161	3,498
Property, plant and equipment	116	565
Current tax assets	1,008	115
Deferred tax assets	1,651	1,863
Retirement benefit schemes	1,122	959
Other assets	2,321	4,440
Assets included in disposal groups classified as held for sale	1,761	-
Total assets	914,300	1,125,000

Liabilities
Deposits at amortised cost	228,174	427,185
Cash collateral and settlement balances	71,763	59,258
Repurchase agreements and other similar secured borrowing	15,579	49,883
Debt securities in issue	46,133	55,874
Subordinated liabilities	17,217	24,203
Trading portfolio liabilities	56,384	41,542
Financial liabilities designated at fair value	206,255	169,044
Derivative financial instruments	225,022	229,227
Current tax liabilities	439	242
Retirement benefit liabilities	145	149
Other liabilities	2,992	7,331
Provisions	974	3,028
Liabilities included in disposal groups classified as held for sale	1,762	-
Total liabilities	872,839	1,066,966

Equity
Called up share capital and share premium	14,453	14,453
Other reserves	421	1,093
Retained earnings	19,675	33,506
Other equity instruments	6,912	8,982
Total equity	41,461	58,034

Total liabilities and equity	914,300	1,125,000

1
Barclays Bank PLC introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018. The impact of this is as follows: ‘Items in the course of collection from other banks’ (December 2017: £1,011m) and ‘prepayments, accrued income and other assets’ (December 2017: £3,429m) are reported in ‘other assets’ (December 2017: £4,440m). Equally, ‘items in the course of collection due to other banks’ (December 2017: £446m) and ‘accruals, deferred income and other liabilities’ (December 2017: £6,885m) are reported in ‘other liabilities’ (December 2017: £7,331m). ‘Loans and advances to banks’ (December 2017: £37,255m) and ‘loans and advances to customers’ (December 2017: £388,960) have been disaggregated, with £364,670m of these balances now reported in ‘loans and advances at amortised cost’ and £61,545m now reported in ‘cash collateral and settlement balances’. ‘Deposits from banks’ (December 2017: £38,364m) and ‘customer accounts’ (December 2017: £448,079m) have been disaggregated with £427,185m of these balances now reported in ‘deposits at amortised cost’ and £59,258m now reported in ‘cash collateral and settlement balances’.

2	Comprised of both designated and mandatory fair value assets.

Other Information

Results timetable1			Date
2018 Annual Report			21 February 2019

				% Change3
Exchange rates2	30.06.18	31.12.17	30.06.17	31.12.17	30.06.17
Period end - USD/GBP	1.32	1.35	1.30	(2%)	2%
6 month average - USD/GBP	1.38	1.32	1.26	5%	10%
3 month average - USD/GBP	1.36	1.33	1.28	2%	6%
Period end - EUR/GBP	1.13	1.13	1.14	-	(1%)
6 month average - EUR/GBP	1.14	1.12	1.16	2%	(2%)
3 month average - EUR/GBP	1.14	1.13	1.16	1%	(2%)

For further information please contact

Investor relations	Media relations
Lisa Bartrip +44 (0) 20 7773 0708	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays Bank PLC can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 1026167.

1	Note that this date is provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.